Form 10-K405, Exhibit 13
BWIP INC
filed 1995-03-31
CIK 817637

                                                                  Exhibit 13.a

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION        BW/IP, INC.

------------------------------------------------------------------------------
RESULTS OF OPERATIONS             The Company currently operates in one
                                  business segment: Pump/Seal. The Pump/Seal segment consists primarily of centrifugal pumps, mechanical seals, nuclear valves and related equipment and services. The information provided in this discussion and analysis of the Company's financial condition and results of operations for 1994 and prior periods has been reclassified to reflect the disposition of the Fluid Controls segment.
                                        The following discussion should be read
                                  in conjunction with the consolidated
                                  financial statements of the Company included elsewhere in this document. For additional financial information about the Company's operations by geographic location, see Note
                                  10 to Consolidated Financial Statements.

------------------------------------------------------------------------------
1994 COMPARED TO 1993             Net sales of $448.7 million for the year
                                  ended December 31, 1994, were $21.5 million,
                                  or 5.0% higher than the corresponding period
                                  in 1993. The increase in net sales is
                                  attributable to the incremental sales related
                                  to the Company's acquisition of Pacific Wietz
                                  GmbH & Co. KG (Pacific Wietz) and seal market
                                  share growth. The increase in net sales
                                  reflects an increase in both aftermarket and
                                  original equipment (OE) sales of $14.3
                                  million and $7.2 million, respectively. By
                                  geographic region, net sales were down in
                                  1994 as compared to 1993 in the United
                                  States, offset by increases in Europe and the
                                  Pacific Rim.
Net Sales                                  Operating income for the year ended
Millions of dollars               December 31, 1994, was $49.2 million, an
                                  increase of $15.9 million or 47.7% from the
                                  comparable period in 1993, however, operating
                                  income for 1993 was impacted by a one-time
                                  charge of $22.7 million for a restructuring
                                  program. Operating income for 1993 before the
                                  restructuring charge was $56.1 million,
                                  reflecting a decrease in comparable results
             [GRAPH]              between 1994 and 1993 of $6.8 million or
                                  12.2%. Although aftermarket sales increased as
                                  a percentage of sales to 58% in 1994 from 57%
                                  in 1993, a shift in mix within aftermarket
                                  sales, and the continued competitive
                                  environment within the OE sector, resulted in
                                  a decrease in gross profit margin. In
--------------------------------  addition, gross profit for 1993 reflected
1990   1991   1992   1993   1994  favorable experience with respect to warranty
--------------------------------  costs and the reduction of certain other
338.7  392.1  399.3  427.2  448.7 reserves no longer determined to be necessary.
                                           As a result of continued
                                  overcapacity and increased price sensitivity
                                  of OE purchasers, the Company recognized the
                                  need to undertake substantial actions to
                                  lower the overall cost structure of its
                                  manufacturing operations. The restructuring
                                  is designed to substantially reduce the
                                  Company's costs and permit the Company to
                                  selectively improve its competitive position
                                  and profit margins. Based upon these
                                  objectives, the Company developed a plan to
                                  create centers of manufacturing excellence by
                                  concentrating manufacturing of individual
                                  products and components at specialized
                                  facilities. In that regard, the Company's
                                  plan includes a redistribution of
                                  manufacturing operations whereby each factory
                                  becomes a specialized facility to design
                                  and/or manufacture a specified range of
                                  products or component parts. These plans
                                  include the opening of a new large-component
                                  facility and creation of specialized
                                  engineering, assembly and testing facilities.
                                  The plan requires personnel realignments,
                                  enhancements of manufacturing control systems
                                  and other changes that support the overall
                                  plan objectives. The plan contemplates a
                                  reduction in the Company's work force of
                                  approximately 320 employees.
14

                                  The following table summarizes the Company's restructuring reserve as of December 31, 1994 and 1993:

                                                                                      Machinery
                                                                                    relocation,       Asset disposal
                                                                Personnel     installation, and   and organizational
                                                                    costs         related costs    realignment costs       Total
                                  ==============================================================================================
Net Sales - by Product Mix        1993 restructuring charge       $10,231                $5,310              $7,187      $22,728
By Percent                        Cash expenditures                  (636)                    -                   -         (636)
                                  ----------------------------------------------------------------------------------------------
[GRAPH]                           Balance, December 31, 1993        9,595                 5,310               7,187       22,092
                                  Cash expenditures                (1,922)                 (591)               (954)      (3,467)
--------------------------------  Losses on asset disposals             -                     -                (739)        (739)
1990   1991   1992   1993   1994  ----------------------------------------------------------------------------------------------
--------------------------------  Balance, December 31, 1994      $ 7,673                $4,719              $5,494      $17,886
Original Equipment                ==============================================================================================
33%    37%    34%    43%    42%
--------------------------------
Aftermarket
67%    63%    66%    57%    58%


                                        Personnel costs include costs for
                                  realigning various employee groups to support
                                  the focused factory concept, including
                                  termination, relocation and training or
                                  retraining of employees. Machinery
                                  relocation, installation and related costs
                                  include costs for moving production equipment
                                  among the various facilities, as well as
                                  costs to install such equipment, bring such
Bookings - by Product Mix         equipment into full production, and other
By percent                        related costs.  Asset disposal and
                                  organizational realignment costs include
                                  estimated losses related to the disposal of
                                  property, plant and equipment, and the costs
                                  for realigning certain sales and other
                                  support functions as required by changes in
[GRAPH]                           manufacturing operations. Based on
                                  information currently available, the Company
                                  estimates that the remaining balance of the
--------------------------------  restructuring reserve is sufficient to allow
1990   1991   1992   1993   1994  it to complete its restructuring plan. In
--------------------------------  addition, changes in the estimates for the
Original Equipment                three individual cost components have not
34%    29%    45%     38%    40%  been significant. Noncash charges are
--------------------------------  estimated to be approximately $4 million.
Aftermarket                             Activities to date include cash
66%    71%    55%     62%    60%  expenditures related to benefits paid to
                                  terminated employees and the announced
                                  shutdown of the Company's Fresno, California, plant, and a loss of approximately $0.7 million related to the disposal of property, plant and equipment. During 1994, the Company selected Albuquerque, New Mexico, for a new large-component facility. Construction of the new facility started in early 1995 and production is expected to commence in late
                                  1995.
                                        A complex site selection process
                                  relating to the new large-component facility and other logistical issues slowed the progress of the restructuring process in 1994. It is currently estimated that the majority of the remaining cash expenditures will be incurred and noncash charges will be realized during 1995 and early 1996.
                                        In addition to the above costs, the
                                  Company is also committed to an integrated plan of capital expenditures designed to support the goals of the restructuring. These expenditures are expected to continue into early 1996, and are incremental to ongoing capital expenditures. Such expenditures totaled $0.5 million in 1994 and will range, in aggregate, between $13 million and $16 million during 1995 and 1996. Such expenditures will support the development of the new large-component manufacturing facility, and the addition of new, more efficient state-of-the-art machine tools in this factory, as well as more modern manufacturing machinery and support systems in selected other facilities.
                                        The benefits of the restructuring and
                                  capital expenditures will be realized
                                  incrementally once the contemplated changes have been implemented. The ultimate savings generated by the restructuring will depend upon both current and future market conditions, many of which cannot be precisely quantified. Cost benefits relating to staff reductions are realized almost immediately, while the benefits from new facilities, machinery and systems will be realized only after certain start-up costs are borne and the inefficiencies of the learning curve worked through. The Company anticipates that benefits arising from new facilities, machinery and systems will begin to be realized during late 1995 and early 1996.

                                         The Company's foreign operations had
                                  net sales of $215.7 million in 1994 and
                                  $173.2 million in 1993.  The increase
                                  was due to the acquisition of Pacific
                                  Wietz in the first quarter of 1994
                                  and increased sales in the Pacific Rim,
                                  Canada and Mexico. Offsetting this increase
                                  were lower sales in Europe excluding Pacific
                                  Wietz. Export sales from the United States
                                  represented 30.0% and 34.1% of domestic sales
                                  in 1994 and 1993, respectively. Foreign
                                  sales, by country of destination, accounted
                                  for approximately 62% and 60% of the
                                  Company's net sales in 1994 and 1993,
                                  respectively. Results from foreign operations
                                  and export sales were not significantly
                                  impacted by foreign currency exchange
                                  fluctuations during 1994.
                                        The Company's financial position and
                                  results of operations were not significantly
                                  impacted by the December 1994 Mexican Peso
                                  devaluation. The ongoing effect of Mexico's
                                  financial instability is uncertain at this
                                  point; however, the impact should be
Bookings and Backlog              minimized somewhat given that over 50% of the
Millions of dollars               year-end backlog of the Mexican subsidiary is
                                  denominated in U.S. dollars, providing a
                                  natural hedge.
                                        Selling, administrative and operating
                                  expenses increased as a percentage of sales
      [GRAPH]                     from 26.2% in 1993 to 26.7% in 1994. The
                                  increase was primarily due to the first
                                  quarter acquisition of Pacific Wietz.
---------------------------------       Interest expense increased by $0.2
1990   1991   1992   1993   1994  million for the year ended December 31, 1994,
--------------------------------- as compared to the corresponding period in
Bookings                          1993 because of higher debt levels throughout
401.5  380.9  451.2  399.6  464.5 the year and rising interest rates.
---------------------------------       The Company's effective tax rate
Backlog                           increased from 32.2% for the year ended
198.6  170.6  199.6  165.1  159.4 December 31, 1993, to 36.5% for the
                                  corresponding period in 1994. The increase in the consolidated tax rate reflects lower utilization of foreign tax credits in 1994 as compared to 1993 as the majority of credits generated in earlier years were utilized.
                                        On October 31, 1994, the Company
                                  completed the sale of its Fluid Controls segment. Certain assets and liabilities of the segment, including real property and certain accrued employee benefits, were retained by the Company. During 1994, the Company recorded an additional loss from the disposition of $1.9 million, net of tax, or $.08 per share ($2.0 million and $.09 per share in the fourth quarter) primarily to reflect a reduction in the net realizable value of the real property and certain personnel termination costs. Revenues for the discontinued Fluid Controls segment were
                                  $23.4 million for fiscal year 1994 (through the date of sale) and $37.5 million for fiscal 1993.
                                        Order input for the year ended December
                                  31, 1994, was $464.5 million compared with $399.6 million for the corresponding period in 1993. The increase in input is primarily due to higher bookings in the United States, Mexico, and Argentina, and from the acquisition of Pacific Wietz, offset by lower bookings in Europe. Backlog at December 31,
                                  1994, was $159.4 million compared to $165.1 million at December 31, 1993, primarily due to lower bookings in Europe.

--------------------------------------------------------------------------------
1993 COMPARED TO 1992             Net sales of $427.2 million for the year
                                  ended December 31, 1993, were $27.9 million, or 7.0% higher than the corresponding period in 1992. This increase was primarily due to two factors: the Company's decision to retain its interest in its Argentine affiliate, which contributed $8.4 million in net sales in 1993, and the fourth quarter 1992 acquisition of a Belgian pump company, which contributed $16.3 million in net sales in 1993 compared to $2.6 million in 1992. The increase in net sales in 1993 reflects an increase of OE sales of approximately $47 million, offset by a decrease in aftermarket sales of approximately $19 million.

                                        Operating income for the year ended
                                  December 31, 1993, was $33.3 million, a
                                  decrease of $38.0 million, or 53.3% from the comparable period in 1992. Operating income was impacted by a one-time charge of $22.7 million taken in the fourth quarter for a restructuring program, as previously described. Operating income before the restructuring charge was $56.1 million, $15.2 million or 21.4% lower than the comparable period in 1992. Operating income reflects a decrease in gross profit due to the change in sales mix, with more-profitable aftermarket sales declining from 66% in 1992 to 57% in 1993. Gross profit for both years was impacted by favorable experience with respect to warranty costs and by the reduction of certain accruals no longer determined to be necessary.
                                        In December 1993, the Company initiated
                                  a plan to dispose of its Fluid Controls
                                  segment, which manufactures control systems, servovalves, solenoids and other aerospace/defense products and sells related services. As a result, the Company recorded a fourth quarter charge of $15.2 million, net of tax, or $.63 per share, to write down the segment's assets to their estimated net realizable values. The loss is primarily related to the write-off of intangible assets allocated to the segment at the time BW/IP was spun off from Borg-Warner Corporation in 1987. The disposition is being accounted for as a discontinued operation and prior year income statements have been reclassified to reflect this treatment. Revenues for the discontinued Fluid Controls segment were $37.5 million and $33.8 million for fiscal years 1993 and 1992, respectively.
                                        The Company's foreign operations had
                                  net sales of $173.2 million in 1993 and
                                  $168.3 million in 1992. The increase was due to the acquisition in the fourth quarter of 1992 of a Belgian pump company and the decision to retain the Argentine operation. Offsetting this increase were lower sales in Europe excluding the Belgian pump company. Export sales from the United States represented 34.1% and 27.0% of domestic sales in 1993 and 1992, respectively. Foreign sales, by country of destination, accounted for approximately 60% and 59% of the Company's net sales in 1993 and 1992, respectively. Results from foreign operations and export sales were not significantly impacted by foreign currency exchange fluctuations during 1993.
                                        Selling, administrative and operating
                                  expenses increased as a percentage of net sales from 25.0% for the year ended December 31, 1992, to 26.2% for the corresponding period in 1993. The increase was primarily due to lower-than-anticipated sales volume, higher dealer commissions and the inclusion in selling, administrative and operating expenses of the Company's Argentine affiliate and the acquired Belgian pump company. Selling, administrative and operating expenses for both years reflect the discontinuance of the Fluid Controls segment, which does not have significant selling, administrative and operating expenses in relation to its sales. On a reclassified basis and going forward, certain expenses that had been previously allocated to the Fluid Controls segment are being absorbed by continuing operations. Partially offsetting expenses in 1992 was $4.7 million in dividends declared by the Company's Argentine affiliate, which were included in selling, administrative and operating expenses.
                                        Interest expense was reduced by $2.9
                                  million for the year ended December 31, 1993, as compared to the corresponding period in 1992 because of lower levels of debt and interest rates.

                                        The Company's effective tax rate
                                  decreased from 33.2% for the year ended
                                  December 31, 1992, to 32.2% for the
                                  corresponding period in 1993. These rates reflect the discontinuance of the Fluid Controls segment. Ongoing, the impact on the Company's tax rate of disposing of Fluid Controls is expected to be minimal. The decrease in the consolidated tax rate reflects higher utilization of foreign tax credits in 1993 as compared to 1992.
                                        In May 1992, the Company redeemed all
                                  its outstanding subordinated debentures, which had a total principal amount of $87 million. To effect the redemption, the Company issued $50 million in senior notes and amended the U.S. credit agreement to increase its credit line to $100 million, a portion of which was then applied to pay the redemption price. As a result of such redemption, the Company incurred an extraordinary loss during the second quarter of 1992 equal to the prepayment premium and unamortized discount on the redeemed debentures of approximately $7.7 million
                                  ($5.3 million after-tax, or $.21 per share).
                                        In February and November 1992, the
                                  Company completed secondary public offerings
                                  of 6,325,000 shares and 4,695,767 shares,
                                  respectively, of its common stock. All of the shares were sold by selling stockholders other than the Company. Pursuant to agreements with the selling stockholders, the Company was obligated to pay certain expenses related thereto. Such expenses totaled approximately $1.2 million ($0.9 million after-tax, or $.04 per share). As a result of the February offering, the Company also was required to prepay all outstanding junior subordinated notes, incurring an extraordinary loss during the first quarter of 1992 of approximately $4.2 million ($2.9 million after-tax, or $.12 per share). Clayton, Dubilier & Rice, Inc., which prior to these offerings owned approximately 41% of the Company's outstanding common stock, sold all of its remaining shares in the offerings.
                                        Order input for the year ended December
                                  31, 1993, was $399.6 million compared with $451.2 million for the corresponding period in 1992. The decrease in input is primarily due to lower OE bookings in the United
                                  States. Factors contributing to the decrease include increased competitive pressures and deferrals of some projects. Backlog at December 31, 1993, was $165.1 million compared to $199.6 million at December 31, 1992, primarily due to lower bookings. Partially offsetting this decrease is additional backlog resulting from the Company's decision to retain its interest in its Argentine affiliate.

--------------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES   Cash flow from operations, credit available
                                  under its credit agreements and customer progress payments are the Company's primary sources of short-term liquidity. During 1994, the Company generated $32.5 million of net funds from operating activities, an increase of $5.6 million over the comparable period in 1993. During the year ended December 31,
                                  1993, the Company generated $27.0 million of net funds from operating activities, a decrease of $29.4 million from the comparable period in 1992. The decrease in operating cash flow from 1993 to 1992 resulted from an increase in working capital requirements, primarily inventories and accounts receivable, reflecting the shift in product mix to a higher proportion of OE products.
                                        Cash flow in 1994 was impacted, and
                                  will continue to be impacted in 1995 and 1996, by the restructuring program previously discussed. In addition to cash requirements to fund the restructuring activities, a significant increase in capital expenditures is expected in 1995. Capital expenditures are expected to be at the $28-29 million level in 1995, decreasing to the $18-19 million level in 1996.

                                        At December 31, 1994, the Company had
                                  outstanding under its credit facilities
                                  borrowings totaling $19.0 million and letters of credit totaling $10.5 million, and there was $79.1 million available for borrowing thereunder. As of December 31, 1994, the Company had outstanding $28.6 million of obligations relating to performance bonds. In August 1994, the Company extended the terms of its domestic credit facility to August 31, 1997.
                                        In addition, the Company has other
                                  uncommitted, unsecured revolving credit
                                  facilities totaling $40.3 million, under which $2.6 million was outstanding as of December 31, 1994.
                                        Interest on the Company's outstanding
                                  senior notes is fixed at 7.92%. However, all of the Company's borrowings under its other senior credit facilities are currently at floating interest rates. Interest costs are therefore subject to significant change depending upon the movement of short-term interest rates.
                                        During the year ended December 31,
                                  1994, the Company spent $12.1 million on capital expenditures for service center expansion, cost reduction machinery and ongoing renewal and replacements. Capital expenditures totaled $16.4 million for 1993 and $13.7 million for 1992, primarily for service center expansion, a new seal manufacturing facility, renewal and replacements and cost reduction equipment.
                                        The Company spent approximately $5.3
                                  million on Company-sponsored research and development during 1994 and approximately $4.2 million in 1993.
                                        The Company believes that funds
                                  provided by operations together with existing or replacement credit facilities will be sufficient for the Company to meet its liquidity needs and support its dividend policy over the next three years, the period covered by the Company's planning cycle.

-------------------------------------------------------------------------------
INFLATION                         Inflation during the past three years has had
                                  little impact on the Company's financial performance.

FIVE-YEAR SELECTED FINANCIAL DATA                          BW/IP, INC.

                                                                                         December 31
Amounts in thousands, except per share amounts,           ---------------------------------------------------------------------
ratios and number of employees                                 1994           1993           1992           1991           1990
===============================================================================================================================
OPERATIONS
Net sales                                                  $448,719       $427,192       $399,289       $392,101       $338,741
Restructuring charge                                              -         22,728              -              -              -
Operating income                                             49,228         33,330         71,289         69,714         64,745
Interest expense, net                                         6,280          6,091          9,019         16,342         24,169
Income from continuing
   operations before income
   taxes, extraordinary items
   and cumulative effects
   of accounting changes                                     42,262         26,351         61,064         44,438         37,321
Income from continuing
   operations before
   extraordinary items and
   cumulative effects of
   accounting changes                                        26,836         17,854         40,807         28,834         23,747
Discontinued operations, net                                 (1,851)       (13,509)         1,683          2,400          2,621
Net income                                                   24,985          4,345         24,024         31,234         26,368

Bookings                                                   $464,465       $399,562       $451,236       $380,850       $401,511
Backlog                                                     159,429        165,129        199,605        170,577        198,628

COMMON STOCK
Shares outstanding - end of year                             24,275         24,275         24,275         24,275         20,275
Average shares outstanding                                   24,275         24,275         24,275         22,694         20,315
Earnings per share:
   From continuing operations before
     extraordinary items and
     cumulative effects
     of accounting changes                                 $   1.11       $    .74       $   1.68       $   1.27       $    .76
   Discontinued operations, net                                (.08)          (.56)           .07            .11            .13
   Net income per share                                        1.03            .18            .99           1.38            .89
Pro forma earnings per share(1)                                   -              -              -              -           1.30
Dividends declared per share                                    .38            .30          .2175           .075              -

FINANCIAL DATA
Working capital                                            $108,381       $122,881       $106,292       $109,650       $ 74,427
Capital expenditures                                         12,143         16,368         13,705         14,469          8,831
Depreciation and amortization                                13,050         11,518         10,603          9,787          8,091
Total assets                                                367,894        341,288        327,822        331,681        314,116
Total debt                                                   65,074         64,082         67,476        101,518        160,426
Stockholders' equity                                        165,914        146,391        152,793        139,731(1)      32,412
Total debt to total capital                                    28.2%          30.4%          30.6%          42.1%          83.2%
Return on average equity(2)                                    17.2%          11.9%          27.9%          33.5%         109.9%
Return on average capital(2)                                   12.2%           8.3%          17.7%          13.3%          12.1%
Number of employees - end of year                             2,967          3,105          3,155          3,084          2,995
================================================================================================================================

(1) Pro forma earnings per share has been presented to reflect the pro forma impact of the elimination of the increase in estimated fair market value ("accretion") related to the redeemable common stock for the year ended December 31, 1990. Upon completion of the IPO in 1991, certain outstanding shares of common stock were reclassified from redeemable common stock to stockholders' equity.

(2)  Based on income from continuing operations.

CONSOLIDATED BALANCE SHEETS                                         BW/IP, INC.

                                                                                                      December 31
                                                                                            -------------------------------
Dollar amounts in thousands, except share and per share data                                    1994                   1993
===========================================================================================================================
ASSETS
Current assets:
   Cash and cash equivalents                                                                $  9,152               $  7,671
   Accounts and notes receivable, net                                                        111,390                 92,614
   Inventories                                                                                70,927                 77,416
   Deferred income taxes                                                                      13,522                 12,840
   Other, including net assets held for
     disposition (Note 2)                                                                      8,552                 23,188
---------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                   213,543                213,729
Property, plant and equipment, net                                                            94,909                 92,273
Goodwill (net of accumulated amortization at
  December 31, 1994 and 1993 of $4,952 and $3,742)                                            45,380                 21,392
Other assets                                                                                  14,062                 13,894
---------------------------------------------------------------------------------------------------------------------------
      Total assets                                                                          $367,894               $341,288
===========================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current maturities of long-term debt                                                     $ 12,101               $  9,611
   Accounts payable                                                                           38,166                 34,569
   Accrued liabilities                                                                        54,445                 38,590
   Income taxes payable                                                                          450                  8,078
---------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                              105,162                 90,848
Long-term debt                                                                                52,973                 54,471
Other long-term liabilities                                                                   41,301                 49,578
Deferred income taxes                                                                          2,544                      -
Commitments and contingencies
Stockholders' equity:
   Preferred stock, $.01 par value;
     10,000,000 shares authorized and unissued                                                     -                      -
   Common stock, $.01 par value;
     40,000,000 shares authorized;
     24,450,000 shares issued and outstanding                                                    245                    245
   Paid-in capital                                                                            85,763                 85,763
   Retained earnings                                                                          79,097                 63,337
   Cumulative translation adjustment                                                           1,422                 (2,341)
---------------------------------------------------------------------------------------------------------------------------
                                                                                             166,527                147,004
   Less common stock in treasury; 175,000 shares, at cost                                       (613)                  (613)
---------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                             165,914                146,391
---------------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                            $367,894               $341,288
===========================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME                                  BW/IP, INC.

                                                                                        For the year ended December 31
                                                                                   ----------------------------------------
Dollar amounts in thousands, except share and per share data                           1994            1993            1992
===========================================================================================================================
Net sales                                                                          $448,719        $427,192        $399,289
Cost of sales                                                                       279,630         259,157         228,139
---------------------------------------------------------------------------------------------------------------------------
   Gross profit                                                                     169,089         168,035         171,150
Selling, administrative and
  operating expenses                                                                119,861         111,977          99,861
Restructuring charge (Note 3)                                                             -          22,728               -
---------------------------------------------------------------------------------------------------------------------------
   Operating income                                                                  49,228          33,330          71,289
Interest expense, net                                                                 6,280           6,091           9,019
Other expenses (Note 6)                                                                 686             888           1,206
---------------------------------------------------------------------------------------------------------------------------
   Income from continuing
     operations before
     income taxes,
     extraordinary items and
     cumulative effects of
     accounting changes                                                              42,262          26,351          61,064
Provision for income taxes                                                           15,426           8,497          20,257
---------------------------------------------------------------------------------------------------------------------------
   Income from continuing
     operations before
     extraordinary items
     and cumulative effects
     of accounting changes                                                           26,836          17,854          40,807
Discontinued operations (Note 2):
   Income from operations, net of tax                                                     -           1,665           1,683
   Loss on disposition, net of tax                                                   (1,851)        (15,174)              -
---------------------------------------------------------------------------------------------------------------------------
   Income before extraordinary
     items and cumulative effects of
      accounting changes                                                             24,985           4,345          42,490
Extraordinary items, net of
   tax (Notes 5 and 6)                                                                    -               -          (8,186)
---------------------------------------------------------------------------------------------------------------------------
   Income before cumulative effects
   of accounting changes                                                             24,985           4,345          34,304
Cumulative effects of accounting
   changes, net of tax (Notes 4 and 7)                                                    -               -         (10,280)
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                         $ 24,985        $  4,345        $ 24,024
===========================================================================================================================

Earnings per share:
   From continuing operations
     before extraordinary items and
     cumulative effects of
     accounting changes                                                            $   1.11        $    .74        $   1.68
   Discontinued operations:
      Income from operations, net of tax                                                  -             .07             .07
      Loss on disposition, net of tax                                                  (.08)           (.63)              -
   Extraordinary items, net of tax                                                        -               -            (.33)
   Cumulative effects of accounting
     changes, net of tax                                                                  -               -            (.43)
---------------------------------------------------------------------------------------------------------------------------
Net income per share (Note 6)                                                      $   1.03        $    .18        $    .99
===========================================================================================================================
Dividends declared per share (Note 5)                                              $    .38        $    .30        $  .2175
===========================================================================================================================
Weighted average number of shares outstanding                                    24,275,000      24,275,000      24,275,000
===========================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                    BW/IP, INC.

                                                       Common Stock                                                    Cumulative
                                                  ------------------------         Paid-In           Retained         Translation
Dollar and share amounts in thousands             Shares            Amount         Capital           Earnings          Adjustment
=================================================================================================================================
Balance at December 31, 1991                      24,450              $245         $85,763            $47,531             $ 6,805
Net income                                                                                             24,024
Dividends declared                                                                                     (5,280)
Currency translation adjustment                                                                                            (5,682)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992                      24,450               245          85,763             66,275               1,123
Net income                                                                                              4,345
Dividends declared                                                                                     (7,283)
Currency translation adjustment                                                                                            (3,464)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                      24,450               245          85,763             63,337              (2,341)
Net income                                                                                             24,985
Dividends declared                                                                                     (9,225)
Currency translation adjustment                                                                                             3,763
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                      24,450              $245         $85,763            $79,097             $ 1,422
=================================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                              BW/IP, INC.


                                                                                          For the year ended December 31
                                                                                 -------------------------------------------
Dollar amounts in thousands                                                           1994             1993             1992
============================================================================================================================
Cash flows from operating activities:
   Cash received from customers                                                  $ 459,158        $ 452,977        $ 426,754
   Cash paid to suppliers and employees                                           (405,702)        (403,774)        (350,243)
   Dividends received from Argentine affiliate                                          -                -             3,244
   Interest received                                                                   910              842            1,486
   Interest paid                                                                    (7,158)          (7,311)          (7,738)
   Income taxes paid                                                               (14,660)         (15,773)         (17,141)
----------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                                   32,548           26,961           56,362
----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Capital expenditures                                                            (12,143)         (16,368)         (13,705)
   Acquisitions and disposition, net                                               (15,012)              -            (4,216)
   Other                                                                             4,311           (3,260)             356
----------------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                                      (22,844)         (19,628)         (17,565)
----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Net borrowings (payments) under credit agreements                                 8,000           (2,000)          13,000
   (Payments) borrowings under senior notes                                         (8,333)              -            50,000
   Payment of subordinated notes and debentures                                         -                -          (105,661)
   Dividends paid                                                                   (8,739)          (6,797)          (4,734)
   Other                                                                              (443)            (646)            (700)
----------------------------------------------------------------------------------------------------------------------------
        Net cash used in financing activities                                       (9,515)          (9,443)         (48,095)
----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                              1,292             (433)            (999)
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                 1,481           (2,543)         (10,297)
Cash and cash equivalents at beginning of year                                       7,671           10,214           20,511
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                         $   9,152         $  7,671        $  10,214
============================================================================================================================

The reconciliation of net income to net cash provided by operating activities for the years ended December 31, 1994, 1993 and 1992, is presented below:

============================================================================================================================
Net income                                                                       $  24,985        $   4,345        $  24,024
Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization of property, plant and equipment                   14,207           12,859           12,078
   Amortization of goodwill and debt issuance costs                                  1,534            1,066            1,339
   Loss on disposition of segment                                                    3,411           18,065               -
   Cumulative effects of accounting changes, net of tax                                 -                -            10,280
   Extraordinary losses, net of tax                                                     -                -             8,186
   Valuation allowances                                                              3,130            1,744            1,129
   Deferred taxes                                                                   (3,886)           8,765              896
   Other changes impacting current assets and liabilities:
        Accounts and notes receivable                                              (12,861)         (12,649)          (5,438)
        Inventories                                                                 11,696          (18,357)           4,271
        Other current assets                                                        (5,138)               3            1,041
        Accounts payable and accrued liabilities                                     4,015           16,503           (1,266)
   Other                                                                            (8,545)          (5,383)            (178)
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                        $  32,548        $  26,961        $  56,362
============================================================================================================================
Supplemental schedule of non-cash investing and financing activities:
   Dividends declared but not paid                                               $   2,428        $   1,942        $   1,457
============================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                          BW/IP, INC

                                         Dollar amounts in thousands, except
                                         share and per share data
------------------------------------------------------------------------------
NOTE 1                                   Principles of Consolidation - BW/IP,
SUMMARY OF SIGNIFICANT                   Inc. (formerly known as BWIP Holding,
ACCOUNTING POLICIES                      Inc.) is the parent company of BW/IP
                                         International, Inc. (BW/IP). Unless the
                                         context otherwise requires, references
                                         herein to "the Company" are to BW/IP,
                                         Inc. and BW/IP International, Inc. and
                                         its consolidated subsidiaries.
                                                The consolidated financial
                                         statements include the accounts of the
                                         Company and majority-owned
                                         subsidiaries. The Company's
                                         investments in 20% to 50% owned
                                         companies are accounted for on the
                                         equity method. All significant
                                         intercompany balances and
                                         transactions have been eliminated in
                                         consolidation.

                                         Cash Equivalents - For purposes of
                                         presenting the consolidated statements
                                         of cash flows, short-term investments,
                                         which have a maturity of 90 days or
                                         less at the time of purchase, are
                                         considered to be cash equivalents. The
                                         carrying amount of cash equivalents
                                         approximates fair value.

                                         Inventories - Inventories are stated at
                                         the lower of cost or market. Cost is
                                         determined using the first-in,
                                         first-out (FIFO) method.

                                         Property, Plant and Equipment -
                                         Property, plant and equipment are
                                         stated at cost, net of accumulated
                                         depreciation and amortization.
                                         Expenditures for maintenance and
                                         repairs are charged to expense as
                                         incurred. Renewals or betterments of
                                         significant items are capitalized.
                                         When assets are sold or otherwise
                                         disposed of, the cost and related
                                         accumulated depreciation or
                                         amortization are removed from the
                                         respective accounts, and any resulting
                                         gain or loss is recognized.
                                              Depreciation and amortization of
                                         property, plant and equipment are
                                         provided for using the straight-line
                                         method over the estimated useful lives
                                         of the assets as follows:

                                         ------------------------------------------------------------------------------
                                         Buildings and improvements                                       5 to 35 years
                                         Machinery and equipment                                          3 to 12 years
                                         Capital lease assets                                             5 to 25 years
                                         ------------------------------------------------------------------------------

                                         Income Taxes - The Company uses the
                                         liability method of accounting for
                                         income taxes and deferred tax
                                         liabilities and assets are determined
                                         based on the difference between the
                                         financial statement and tax bases of
                                         assets and liabilities. Provision is
                                         made for withholding taxes and income
                                         taxes, if appropriate, on the
                                         unremitted earnings of joint ventures
                                         and foreign subsidiaries which are not
                                         considered to be permanently
                                         reinvested. Tax credits are accounted
                                         for under the flow-through method.

                                         Research and Development - Expenditures
                                         for research and development are
                                         charged to expense in the year
                                         incurred. Such costs were $5.3
                                         million, $4.2 million and $6.2
                                         million, respectively, for the years
                                         ended December 31, 1994, 1993 and
                                         1992.

                                         Foreign Currency Translation - The
                                         assets and liabilities of the
                                         Company's foreign operations, except
                                         those in highly inflationary
                                         economies, are translated at the
                                         end-of-period exchange rates; revenues
                                         and expenses are translated at the
                                         average exchange rates prevailing
                                         during the period. The effects of
                                         unrealized exchange rate fluctuations
                                         on translating foreign currency assets
                                         and liabilities into U.S. dollars are
                                         accumulated in stockholders' equity.

                                        The monetary assets and liabilities of
                                   foreign subsidiaries in highly inflationary economies are translated into U.S. dollars at year-end exchange rates and non-monetary assets and liabilities at historical rates.
                                        Prior to January 1, 1994, the Company's
                                   Mexican subsidiary was accounted for as
                                   operating in a highly inflationary economy.
                                   The impact of the change was not significant.

                                   Forward Contracts - The Company is party to forward contracts in order to hedge certain transactions denominated in foreign currencies. Gains and losses on forward contracts qualifying as hedges are deferred and included in the measurement of the related foreign currency transaction.
                                   Losses are not deferred unless it is
                                   estimated that the related transaction will not result in a loss. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings.
                                        As of December 31, 1994, the Company
                                   had outstanding $10.6 million of foreign currency forward contracts, the majority of which were in U.S. dollars, and which mature between two weeks and nine months.
                                   As of December 31, 1993, the Company had outstanding $0.6 million of foreign currency forward contracts, all of which were in Dutch Guilders, and which matured between two and eleven months. Deferred gains and losses on hedging transactions as of December 31, 1994 and 1993 were not significant.

                                   Long-Term Contracts - Revenue and costs
                                   pertaining to long-term contracts are
                                   recognized as units are shipped. Unbilled costs on long-term contracts are included in inventory. Progress billings are shown as a reduction to inventory unless such billings are in excess of accumulated costs on long-term contracts, whereby they are included in accrued liabilities.

                                   Goodwill - The excess of cost over the fair value of net assets of purchased subsidiaries is amortized on the straight-line basis over not more than 40 years.

                                   Concentrations of Credit Risk - The Company places its temporary cash investments with financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Concentrations of credit risk exist because of the concen-tration of the business in the power and petroleum industries. Such risk, however, is limited due to the large number of customers comprising the Company's customer base, the Company's diverse product line and the dispersion of the Company's customers across many different geographic regions.
                                   As of December 31, 1994, the Company does not believe that it had significant concen-trations of credit risk.

                                   Reclassifications - Certain reclassifi-
                                   cations have been made to the 1993 and 1992 consolidated financial statements to conform to the 1994 presentation.

-------------------------------------------------------------------------------
NOTE 2
ACQUISITIONS AND DISPOSITION       During 1994 and 1992, the Company acquired
                                   the entities described below, which were accounted for by the purchase method of accounting. The results of operations of the acquired companies are included in the Company's consolidated statements of income subsequent to the date of acquisition. The acquisitions did not have a significant impact on the Company's consolidated financial position or results of operations.
                                         In November 1994, the Company acquired
                                   the business and assets of Five Star Seal
                                   Corporation (Five Star). The purchase price was not significant. Five Star designs, produces and markets mechanical seals and related products for pumps and mixers, selling primarily through a network of distributors in both North America and internationally.

                                        In January 1994, the Company acquired
                                   Pacific Wietz GmbH & Co. KG, a manufacturer of mechanical seals for the chemical market, for $24.0 million.
                                        In October 1992, the Company acquired
                                   all of the outstanding stock of ACEC
                                   Centrifugal Pumps S.A., a manufacturer of pumps primarily for the petroleum industry. The purchase price was not significant.
                                        In December 1993, the Company initiated
                                   a plan to dispose of its Fluid Controls
                                   segment, which manufactured control systems, servovalves, solenoids and other aerospace/ defense products and related services. As a result, the Company recorded a fourth quarter charge of $15.2 million, net of tax, or $.63 per share, to write down the segment's assets to their estimated net realizable values. The loss was related primarily to the write-off of intangible assets allocated to the segment at the time BW/IP was spun off from Borg-Warner Corpor-ation (Borg-Warner) in 1987. The disposi-tion was accounted for as a discontinued operation and prior year income statements were reclassified to reflect this treatment.
                                        On October 31, 1994, the Company
                                   completed the sale of its Fluid Controls
                                   segment. Certain assets and liabilities of the segment, including real property and certain accrued employee benefits, were retained by the Company. During 1994, the Company recorded an additional loss from the disposition of $1.9 million, net of tax, or $.08 per share ($2.0 million and $.09 per share in the fourth quarter) primarily to reflect a reduction in the net realizable value of the real property and certain personnel termination costs.
                                        Revenues for the discontinued Fluid
                                   Controls segment were $23.4 million, $37.5 million and $33.8 million for fiscal years 1994 (through the date of sale), 1993 and 1992, respectively.
                                        During 1992, the Company decided to
                                   retain its interest in its Argentine
                                   affiliate. In 1992 the Company recorded
                                   $4.7 million in dividend income related to this affiliate, of which $3.2 million were earnings accrued by the affiliate in prior periods, primarily 1991.

------------------------------------------------------------------------------
NOTE 3                             As a result of continued overcapacity and
RESTRUCTURING CHARGE               increased price sensitivity of original
                                   equipment purchasers in the pump manufac-turing industry, the Company recognized the need to undertake substantial actions to lower the overall cost structure of its manufacturing operations. The restructuring is designed to substantially reduce the Company's costs and permit the Company to selectively improve its competitive position and profit margins. Based upon these objectives, the Company developed a plan to create centers of manufacturing excellence by concentrating manufacturing of individual products and components at specialized facilities. In that regard, the Company's plan includes a redistribution of manufacturing operations whereby each factory becomes a specialized facility to design and/or manufacture a specified range of products or component parts. These plans include the opening of a new large-component facility and creation of specialized engineering, assembly and testing facili-ties. The plan requires personnel realign-ments, enhancements of manufacturing control systems and other changes that support the overall plan objectives. The plan contemplates a reduction in the Company's work force of approximately 320 employees.

                                        The following table summarizes the
                                   Company's restructuring reserve as of
                                   December 31, 1994 and 1993:

                                                                                       Machinery       Asset disposal
                                                                                     relocation,                  and
                                                                   Personnel   installation, and       organizational
                                                                       costs       related costs    realignment costs        Total
                                   ===============================================================================================
                                   1993 restructuring charge         $10,231              $5,310               $7,187      $22,728
                                   Cash expenditures                    (636)                  -                    -         (636)
                                   -----------------------------------------------------------------------------------------------
                                   Balance at December 31, 1993        9,595               5,310                7,187       22,092
                                   Cash expenditures                  (1,922)               (591)                (954)      (3,467)
                                   Losses on asset disposals               -                   -                 (739)        (739)
                                   -----------------------------------------------------------------------------------------------
                                   Balance at December 31, 1994      $ 7,673              $4,719               $5,494      $17,886
                                   ===============================================================================================

                                        Personnel costs include costs for
                                   realigning various employee groups to
                                   support the focused factory concept, includ-ing termination, relocation and training or retraining of employees. Machinery reloca-tion, installation and related costs include costs for moving production equip-ment among the various facilities, as well as costs to install such equipment, bring such equipment into full production, and other related costs. Asset disposal and organizational realignment costs include estimated losses related to the disposal of property, plant and equipment, and the costs for realigning certain sales and other support functions as required by changes in manufacturing operations. Based on infor-mation currently available, the Company estimates that the remaining balance of the restructuring reserve is sufficient to allow it to complete its restructuring plan. In addition, changes in the estimates for the three individual cost components have not been significant. Noncash charges are estimated to be approximately $4 million.
                                        Activities to date include cash
                                   expenditures related to benefits paid to
                                   terminated employees and the announced shut-down of the Company's Fresno, California, plant, and a loss of approximately $0.7 million related to the disposal of property, plant and equipment. During 1994, the Company selected Albuquerque, New Mexico, for a new large-component facility. Con-struction of the new facility started in early 1995 and production is expected to commence in late 1995.

------------------------------------------------------------------------------
NOTE 4
INCOME TAXES

                                                                                             For the year ended December 31
                                                                                        -----------------------------------------
                                                                                           1994             1993            1992
                                   ==============================================================================================
                                   Income from continuing operations before
                                       income taxes, extraordinary items and
                                       cumulative effects of accounting changes:
                                   Domestic                                             $19,348          $ 5,893          $32,897
                                   Foreign                                               22,914           20,458           28,167
                                   ----------------------------------------------------------------------------------------------
                                                                                        $42,262          $26,351          $61,064
                                   ==============================================================================================
                                   Income tax provision:
                                   Current
                                     Federal                                            $   893          $ 6,462          $ 7,328
                                     State                                                1,494            2,042            3,312
                                     Foreign                                              8,044            8,813            8,806
                                   ----------------------------------------------------------------------------------------------
                                                                                         10,431           17,317           19,446
                                   ----------------------------------------------------------------------------------------------
                                   Deferred
                                     Federal                                              1,889           (6,960)          (1,285)
                                     State                                                  651             (614)            (103)
                                     Foreign                                              2,455           (1,246)           2,199
                                   ----------------------------------------------------------------------------------------------
                                                                                          4,995           (8,820)             811
                                   ----------------------------------------------------------------------------------------------
                                                                                        $15,426         $  8,497          $20,257
                                   ==============================================================================================

                                                                                                            December 31
                                                                                                   -------------------------
                                   Components of deferred tax assets and liabilities                  1994              1993
                                   =========================================================================================
                                   Deferred tax assets:
                                        Restructuring charge                                       $ 7,249           $ 8,677
                                        Postretirement benefits                                      7,721             8,247
                                        Warranty and other reserves                                  1,678             1,780
                                        Inventories                                                  1,803             1,044
                                        Accrued liabilities                                          2,698             2,734
                                        Loss on disposition of segment                               3,317             2,891
                                        Pension                                                      1,622               420
                                        Other                                                          963             1,511
                                        Valuation allowance                                         (1,400)                -
                                   -----------------------------------------------------------------------------------------
                                   Total deferred tax assets                                        25,651            27,304
                                   -----------------------------------------------------------------------------------------
                                   Deferred tax liabilities:
                                        Unremitted earnings of foreign affiliates                    3,485             2,702
                                        Property, plant and equipment
                                           (excess book basis over tax basis)                        8,388             7,692
                                        Goodwill                                                     2,800             2,045
                                   -----------------------------------------------------------------------------------------
                                   Total deferred tax liabilities                                   14,673            12,439
                                   -----------------------------------------------------------------------------------------
                                   Net deferred tax asset                                          $10,978           $14,865
                                   =========================================================================================


                                                                                            For the year ended December 31
                                                                                          ---------------------------------
                                   Reconciliation of effective income tax rate             1994         1993            1992
                                   =========================================================================================
                                   Federal income tax rate                                 35.0%        35.0%           34.0%
                                   Foreign earnings taxed at different rates,
                                      including withholding taxes                           5.3          5.3             5.6
                                   State income taxes, net of federal income tax benefit    3.9          2.9             3.0
                                   Utilization of tax credits                              (7.8)       (10.2)           (4.0)
                                   Other                                                    0.1         (0.8)           (5.4)
                                   -----------------------------------------------------------------------------------------
                                                                                           36.5%        32.2%           33.2%
                                   =========================================================================================

                                        No taxes have been provided relating
                                   to the possible distribution of
                                   approximately $58 million of undistributed earnings considered to be permanently reinvested, primarily in the Netherlands. The amount of such additional taxes that would be payable if such earnings were distributed is estimated to be approximately $15 million.
                                        Effective January 1, 1992, the Company
                                   adopted Statement of Financial Accounting
                                   Standards No. 109, "Accounting for Income
                                   Taxes" ("SFAS 109"). The cumulative effect of adopting SFAS 109 resulted in the recognition of a $2.0 million gain, or $.08 per share, during the first quarter of 1992.

----------------------------------------------------------------------------------------------------------------------------
NOTE 5
DEBT AND LEASE OBLIGATIONS                                                                                 December 31
                                                                                                 ---------------------------
                                                                                                      1994              1993
                                   =========================================================================================
                                   Credit Agreements                                              $ 19,000           $11,000
                                   7.92% Senior Notes; $41,667 principal amount;
                                     payable $8,333 in 1995 through 1999; interest
                                     payable semi-annually                                          41,667            50,000
                                   Floating rate Industrial Development Revenue Bonds;
                                     payable $700 in 1995; interest payable monthly;
                                     average interest rate 3.1%                                        700             1,400
                                   Capital lease obligations                                         1,177             1,628
                                   Other                                                             2,530                54
                                   -----------------------------------------------------------------------------------------
                                                                                                    65,074            64,082
                                   Less current maturities                                         (12,101)           (9,611)
                                   -----------------------------------------------------------------------------------------
                                   Total long-term debt                                           $ 52,973          $ 54,471
                                   =========================================================================================


Aggregate maturities of long-term debt are as follows:

============================================================================
                                   1995                              $12,101
                                   1996                                8,617
                                   1997                               27,424
                                   1998                                8,381
                                   1999                                8,335
                                   Thereafter                            216
----------------------------------------------------------------------------
                                                                     $65,074
============================================================================

                                   The carrying value of the Company's
                                   long-term debt approximates fair value.

                                   Credit Agreements - The U.S. credit
                                   agreement is an unsecured $100 million,
                                   three-year facility extending through
                                   August 1997. Borrowings under this
                                   agreement are at alternative interest
                                   rates. The U.S. credit agreement also
                                   provides for the issuance of letters of
                                   credit, which are deemed to be borrowings for purposes of determining available credit thereunder.
                                        The Dutch credit agreement, available
                                   to the Company's Dutch subsidiary, is a
                                   50 million Dutch Guilder ($28.8 million as of December 31, 1994) unsecured revolving credit facility of which 35 million Dutch Guilders ($20.2 million as of December 31,
                                   1994) are restricted to the issuance of
                                   letters of credit and bank guarantees for the benefit of the Company's foreign subsidiaries. The Dutch credit agreement may be canceled, and all borrowings thereunder become due, at the option of the lender upon six-months' notice. Borrowings under this agreement are at variable interest rates and are guaranteed by the Company.
                                        At December 31, 1994, the Company had
                                   outstanding under its credit agreements
                                   borrowings totaling $19.0 million and
                                   letters of credit totaling $10.5 million, and there was $79.1 million available for borrowing thereunder. As of December 31, 1994, the Company had outstanding
                                   $28.6 million of obligations relating to performance bonds.
                                        In addition, the Company has other
                                   uncommitted, unsecured revolving credit
                                   facilities totaling $40.3 million, under which $2.6 million was outstanding as of December 31, 1994.
                                        The provisions of the credit agreements
                                   require the Company to maintain specified financial covenants, as defined. They also include limitations or restrictions on among other things new indebtedness and liens, disposition of assets and payment of dividends or other distributions.

                                   Senior Notes - In May 1992, the Company
                                   issued $50 million principal amount of
                                   senior notes to certain institutional
                                   investors, pursuant to separate but
                                   substantially identical note agreements.
                                   The proceeds from the senior notes,
                                   together with approximately $41.5 million borrowed under the U.S. credit agreement, were applied to redeem $87 million principal amount of the higher-yielding subordinated debentures resulting in an extraordinary loss during the second quarter of 1992 equal to the prepayment premium and unamortized discount on the redeemed debentures of approximately
                                   $7.7 million ($5.3 million after-tax, or $.21 per share).
                                        The senior notes bear interest at 7.92%
                                   per annum, payable each May 15 and
                                   November 15. Overdue payments accrue
                                   interest at the greater of 9.92% or two
                                   percentage points over the prevailing prime rate.
                                        The senior notes are due on May 15,
                                   1999, and are subject to mandatory payments of $8.3 million annually, commencing
                                   May 15, 1994. The senior notes are also
                                   subject to optional prepayment by the
                                   Company, in whole or in part, on at least
                                   30 days' notice, upon payment of a
                                   "make-whole" premium designed to compensate the holders of prepaid senior notes for any shortfall between the rate of interest borne by the senior notes and the reinvestment rate prevailing as of such prepayment
                                   (determined on the basis of securities with a weighted average life to maturity corresponding to the senior notes prepaid). Any such optional prepayment will be applied against the Company's obligation to make mandatory payments on the senior notes in inverse chronological order. Optional prepayments are required to be applied ratably among the senior notes, although the Company has the right to optionally prepay (with a make-whole premium) those holders of senior notes that fail to grant their consent to certain business transactions or covenant modifications or waivers. An amount equal to the make-whole premium is also payable in the event the senior notes are accelerated upon an event of default under the note agreements.

                                   Leases - The Company is obligated under
                                   various capital leases for office and
                                   manufacturing space and certain machinery and equipment. The Company also leases office and service center space, machinery, equipment and automobiles under non-cancelable operating leases. Rental expense under operating leases for the years ended December 31, 1994, 1993 and 1992, was $5.2 million, $6.8 million and $6.6 million, respectively.
                                        The present value of future minimum
                                   capital lease payments and future minimum lease payments under non-cancelable operating leases as of December 31, 1994, are:

                                                                                                           Capital        Operating
                                                                                                           Leases            Leases
                                   =================================================================================================
                                   1995                                                                      $ 856           $ 5,493
                                   1996                                                                        307             4,770
                                   1997                                                                         99             3,952
                                   1998                                                                         50             3,243
                                   1999                                                                          -             2,783
                                   Later years                                                                   -             7,963
                                   -------------------------------------------------------------------------------------------------
                                                                                                             1,312           $28,204
                                   =================================================================================================
                                   Less amount representing interest at rates varying from 6% to 14%          (135)
                                   -------------------------------------------------------------------------------------------------
                                   Present value of minimum capital lease payments                           1,177
                                   Less current portion                                                       (754)
                                   -------------------------------------------------------------------------------------------------
                                   Capital lease obligations - non-current                                  $  423
                                   =================================================================================================

                                   Restriction of Net Assets of Subsidiary
                                   - The Company's U.S. credit facility and senior note agreements (see above) restrict the payment of dividends by BW/IP to BW/IP, Inc. (and thereby limit BW/IP, Inc.'s ability to pay dividends on its common stock) except in certain specific circumstances or unless certain financial tests are met. As of December 31, 1994, after giving effect to dividends declared to date, approximately $30.0 million is available for the payment of dividends by BW/IP to BW/IP, Inc. pursuant to its most restrictive covenants.

--------------------------------------------------------------------------------
NOTE 6                             Option Plans - In 1992, the stockholders of
STOCKHOLDERS' EQUITY               the Company approved the BW/IP Inter-
                                   national, Inc. 1992 Long-Term Incentive
                                   Plan (the "LTI Plan"). Under the LTI Plan, the Company may grant incentive and non-qualified stock options and performance units to officers and other key employees with respect to a maximum of 1,000,000 shares of Company common stock.
                                        Stock options are granted at fair
                                   market value of the Company's common stock at the date of grant, become exercisable commencing on the third anniversary of the grant thereof, and expire in 10 years.
                                   Performance units are granted to cover a period of three or more full fiscal years of the Company, beginning in the year in which the units are granted. For each performance period, a contingent value is assigned to the units, the final realizable value being dependent upon the degree to which performance objectives are met.
                                        Activity under the LTI Plan for the
                                   years ended December 31, 1994,
                                   1993 and 1992, is as follows:


                                                                            Number                           Number       Unit
                                                                        of Options       Option Price      of Units      Value
                                   ===========================================================================================
                                   Balance at December 31, 1991                  -                  -             -          -
                                     Options granted                       103,700             $27.31             -          -
                                     Units awarded                               -                  -         9,320       $100
                                   -------------------------------------------------------------------------------------------
                                   Balance at December 31, 1992            103,700              27.31         9,320        100
                                     Options granted                       121,000              26.50             -          -
                                     Units awarded                               -                  -        10,600        100
                                   -------------------------------------------------------------------------------------------
                                   Balance at December 31, 1993            224,700        26.50-27.31        19,920        100
                                     Options granted                       175,300              19.50             -          -
                                     Units awarded                               -                  -        10,120        100
                                     Options/Units forfeited/expired       (27,450)       19.50-27.31       (11,120)       100
                                   -------------------------------------------------------------------------------------------
                                   Balance at December 31, 1994            372,550       $19.50-27.31        18,920       $100
                                   ===========================================================================================

                                        There are no charges to income in
                                   connection with the issuance of
                                   options. The Company recorded a
                                   provision of $0.3 million towards the
                                   performance units awarded in 1994 and
                                   1992. The 1992 provision was reversed
                                   as it became evident that performance
                                   objectives would not be met. No
                                   provision has been made for the 1993
                                   performance units.
                                        For earnings-per-share purposes, the
                                   options are considered common stock
                                   equivalents; however, they are
                                   anti-dilutive and are therefore not
                                   included in the calculation of
                                   earnings per share.
                                        During 1993, the stockholders approved
                                   the Non-Employee Directors' Stock
                                   Option Plan, which provides for the
                                   granting of up to 125,000 stock
                                   options. Options vest after one year
                                   of service on the Board of Directors
                                   and are exercisable for 10 years.
                                   Options granted in 1994 and 1993
                                   totaled 10,000 and 25,000,
                                   respectively, and were at fair market
                                   value.

                                   Purchase Rights Plan - On July 27,
                                   1993, the Company's Board of
                                   Directors adopted a Preferred Stock
                                   Purchase Rights Plan (the "Plan") and
                                   declared a dividend of one Preferred
                                   Stock Purchase Right (a "Right") on
                                   each share of the Company's common
                                   stock. The dividend distribution was
                                   made on August 10, 1993, to the
                                   stockholders of record on July 26,
                                   1993.
                                        The Plan provides that if there is an
                                   announcement or notice to the Company
                                   that a person or group has acquired
                                   15% or more of the Company's common
                                   stock (except pursuant to a tender
                                   offer for all such shares at a price
                                   and on terms determined to be fair
                                   and in the best interests of the
                                   Company and its stockholders by a
                                   majority of the directors who are not
                                   nominees of, or affiliated or
                                   associated with, the 15% holder),
                                   each holder of a Right, other than
                                   Rights beneficially owned by the 15%
                                   holder, will thereafter have the
                                   right to purchase for $85.00 a number
                                   of shares of the Company's common
                                   stock having a market value of
                                   $170.00 or twice the Right's exercise
                                   price. All Rights that were
                                   beneficially owned by the 15% holder
                                   will thereafter be void.
                                        Each Right will entitle the stockholder
                                   to buy one one-hundredth of a share of a new series of junior participating cumulative preferred stock at an exercise price of $85.00. The Rights will become exercisable after the earlier to occur of
                                   (i) 10 business days following a public
                                   announcement or notice to the Company
                                   that a person or group has acquired
                                   15% or more of the Company's common
                                   stock or (ii) 10 business days, or
                                   such later date as the directors
                                   determine, after a person commences a
                                   tender offer which, if accepted,
                                   would result in the person's owning
                                   15% or more of the Company's common
                                   stock.

                                        The preferred stock is designed so that
                                   each one one-hundredth of a share
                                   approximates one share of the Company's
                                   common stock in all respects, except for a minimum annual preferential dividend of $.10 and a minimum liquidation payment of $.10 for each one one-hundredth of a share of preferred stock.
                                        Under the Rights agreement, the Company
                                   will not effect a merger or certain other kinds of business combination transactions after a public announcement or notice to the Company that a person or group has acquired 15% or more of the Company's common stock, unless provision has been made so that after the transaction a holder of a Right would be able to buy for $85.00 stock of the acquiring company having a market value of $170.00, or twice the exercise price of the Right.
                                        The Company's directors can redeem the
                                   Rights at $.01 per Right until 10 business days after a public announcement or notice to the Company that a person or group has acquired 15% or more of the Company's common stock. The redemption period can be extended by the directors before such an announcement or notice. If the Board of Directors redeems the Rights after such an announcement or notice, the redemption requires concurrence of a majority of the continuing directors who are not nominees of, or affiliated or associated with, the 15% stockholder. In addition, after a person or group acquires 15% or more (but less than 50%) of the Company's common stock, the Board of Directors may, with such a concurrence by the continuing directors, exchange one share of common stock for each outstanding Right, except for Rights held by the 15% holder, which will become void.
                                        The Rights, which expire in 10 years,
                                   have no voting power.

                                   Stock Offerings - In February and November of 1992, the Company completed secondary public offerings of 6,325,000 shares and 4,695,767 shares of its common stock, respectively. All of the shares sold in both offerings were by selling stockholders. Subject to agreements with such selling stockholders, the Company was obligated to pay certain expenses related to the offerings. Such expenses totaled $1.2 million ($0.9 million after-tax, or $.04 per share). These expenses have been recorded in the other expenses line within the consolidated statements of income.
                                        As a result of the February 1992
                                   secondary, the Company was required to
                                   prepay certain subordinated debt, incurring an extraordinary loss on the transaction of approximately $4.2 million ($2.9 million after-tax, or $.12 per share).

--------------------------------------------------------------------------------
NOTE 7                             Pension Plans - The Company has certain
BENEFIT PLANS                      non-contributory, defined benefit pension
                                   plans covering substantially all domestic employees. The union hourly plans base benefits upon years of service, while the salaried/union-free plan uses both years of service and earnings to determine benefits. During 1992, the Company adopted a Supplemental Executive Retirement Plan, the effects of which are not significant.
                                        It is the Company's policy to fund an
                                   amount necessary to satisfy the minimum
                                   funding requirements of ERISA. The amount to be funded is subject to annual review by management and its consulting actuary. The actuarial method used to determine the plan liability is the unit credit method. The plans hold their assets as units in commingled funds consisting principally of high quality corporate equities and corporate and government bonds.

                                        Net periodic pension expense for the
                                   Company's domestic and foreign
                                   non-contributory defined benefit pension plans for the years ended December 31, 1994, 1993 and 1992, is as follows:

                                                                                                      1994        1993        1992
                                   ===============================================================================================
                                   Service cost of current period                                 $  3,515    $  3,415     $ 3,415
                                   Interest cost on projected benefit obligation                     8,071       7,436       6,943
                                   Actual loss (return) on assets                                    3,884     (14,580)     (6,795)
                                   Net amortization and deferral                                   (12,424)      6,804      (1,460)
                                   -----------------------------------------------------------------------------------------------
                                   Net periodic pension expense                                   $  3,046    $  3,075     $ 2,103
                                   ===============================================================================================

                                        The following sets forth the plans'
                                   funded status reconciled with amounts
                                   reported in the consolidated balance sheets at:

                                                                                                                 December 31
                                                                                                           ----------------------
                                                                                                                1994         1993
                                   ===============================================================================================
                                   Present value of benefit obligation:
                                     Vested benefits                                                        $ 88,632      $ 88,520
                                     Non-vested benefits                                                       4,082         3,809
                                   -----------------------------------------------------------------------------------------------
                                   Accumulated benefit obligation                                             92,714        92,329
                                   Value of future pay increases                                               9,846        15,704
                                   -----------------------------------------------------------------------------------------------
                                   Total projected benefit obligation                                        102,560       108,033
                                   Plan assets at fair value                                                  91,062       101,880
                                   -----------------------------------------------------------------------------------------------
                                   Excess of projected benefit obligation over
                                     plan assets                                                             (11,498)       (6,153)
                                   Unrecognized prior service cost                                             3,135         4,483
                                   Unrecognized net loss (gain)                                                2,306          (655)
                                   Unrecognized net obligation (asset)                                           328           (49)
                                   -----------------------------------------------------------------------------------------------
                                   Accrued pension obligation                                               $ (5,729)     $ (2,374)
                                   ===============================================================================================
                                   Discount rate                                                                8.75%         7.75%
                                   Rate of increase in compensation levels                                   4.0-8.0%      4.0-8.0%
                                   Long-term rate of return on assets                                           10.0%         10.0%
                                   ===============================================================================================

                                        The Company's Dutch employees are
                                   covered by a multi-employer defined benefit plan. Certain of the Company's other foreign employees are insured under irrevocable annuity contracts. Pension expense associated with these arrangements for the years ended December 31, 1994, 1993 and 1992, was $1.5 million, $1.1 million and $1.1 million, respectively. The Company also is required to make benefit payments on behalf of certain employees in foreign countries based upon local laws. Amounts paid are based on a percentage of salary earned (defined contribution plans) and are not significant.

                                   Postretirement and Postemployment Benefits -
                                   The Company's postretirement benefit
                                   program is made up of two plans, the Life
                                   Insurance Plan and the Health Care Plan.
                                   Both plans cover U.S. employees only. Any permanent full-time employee is eligible upon retirement after age 55 and with 10 years of service with the Company. The Health Care Plan is a contributory plan.
                                        The following sets forth the post-
                                   retirement program's funded status recon-ciled with amounts reported in the consolidated balance sheets at:

                                                                                                                   December 31
                                                                                                              ---------------------
                                                                                                                  1994         1993
                                   ================================================================================================
                                   Accumulated postretirement benefit obligation:
                                     Retirees and dependents                                                  $  8,589     $  6,626
                                     Fully eligible active plan participants                                     2,347        3,428
                                     Other active plan participants                                              1,773        3,165
                                   ------------------------------------------------------------------------------------------------
                                   Total accumulated postretirement benefit obligation                          12,709       13,219
                                   Plan assets at fair value                                                         -            -
                                   ------------------------------------------------------------------------------------------------
                                   Excess of accumulated postretirement benefit obligation
                                     over plan assets                                                          (12,709)     (13,219)
                                   Unrecognized prior service benefit, arising from
                                     July 1, 1993 plan amendment                                                (7,102)      (9,072)
                                   Unrecognized net loss                                                           957        1,734
                                   ------------------------------------------------------------------------------------------------
                                   Accrued postretirement benefit obligation                                  $(18,854)    $(20,557)
                                   ================================================================================================

                                        Net periodic postretirement benefit
                                   expense for the years ended December 31, 1994, 1993 and 1992, is as follows:

                                                                                                     1994         1993         1992
                                   ================================================================================================
                                   Service cost of current period                                  $  288       $  515       $  724
                                   Interest cost on accumulated postretirement
                                     benefit obligation                                             1,000        1,203        1,551
                                   Amortization of prior service benefit                             (927)        (661)           -
                                   ------------------------------------------------------------------------------------------------
                                   Net periodic postretirement benefit expense                     $  361       $1,057       $2,275
                                   ================================================================================================
                                   Discount rate                                                     8.75%        7.75%        8.25%
                                   Rate of increase in per capita cost of covered
                                     health care benefits                                            10.0%        13.0%        14.0%
                                   ================================================================================================

                                        An increase in the assumed health care
                                   cost trend rate of 1% for each year would increase the accumulated postretirement benefit obligation by $0.1 million and the net service and interest cost components of the net periodic postretirement benefit expense for the year by less than $0.1 million.
                                        Effective January 1, 1992, the Company
                                   adopted Statements of Financial Accounting
                                   Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than
                                   Pensions" ("SFAS 106") and No. 112,
                                   "Employers' Accounting for Postemployment
                                   Benefits" ("SFAS 112"). The cumulative
                                   effects of adopting these statements totaled
                                   $19.2 million ($11.2 million after-tax, or $.46 per share) for SFAS 106 and $1.8 million ($1.1 million after-tax, or $.05 per share) for SFAS 112.

                                        Capital Accumulation Plan - The Company
                                   has a Capital Accumulation Plan (the "CAP
                                   Plan" ) qualified under section 401(k) of the Internal Revenue Code, which allows for participant contributions and for Company matching contributions. The Company intends to make all matching contributions in shares of its common stock. Employees immediately vest in all Company matching contributions. For the years ended
                                   December 31, 1994, 1993 and 1992, the Company expensed approximately $1.4 million,
                                   $0.8 million and $1.2 million,
                                   respectively, under the CAP Plan.

                                   Fluid Controls Segment - All foregoing
                                   financial disclosures related to the
                                   Company's benefit plans include employees of the Fluid Controls segment up to the date of sale and beyond, to the extent liability for such benefit plans remains with the Company (see Note 2).

--------------------------------------------------------------------------------
NOTE 8                                   The Company is involved in various
COMMITMENTS AND CONTINGENCIES            claims and legal actions arising in
                                         the ordinary course of business. It
                                         is the opinion of management, upon the
                                         advice of legal counsel, that the
                                         ultimate disposition of these matters
                                         will not materially affect the
                                         Company's financial position. As the
                                         predecessor to the Company's business,
                                         Borg-Warner agreed to indemnify the
                                         Company for litigation and potential
                                         claims identified at May 20, 1987, to
                                         the extent such claims were not
                                         provided for at May 20, 1987.

                                              The Company is subject to pollu-
                                         tion and hazardous waste disposal
                                         regulations in all jurisdictions in
                                         which it has operating facilities and
                                         periodically makes capital expendi-
                                         tures to meet environmental require-
                                         ments. The Company believes that future
                                         expenditures will not have a material
                                         adverse effect on its financial
                                         position. In addition, under the
                                         requirements of the Federal
                                         Comprehensive Environmental Response,
                                         Compensation and Liability Act of
                                         1980 ("Superfund"), the Company has
                                         been named a potentially responsible
                                         party ("PRP") at several Superfund
                                         sites being administered by the U.S.
                                         Environmental Protection Agency.
                                         Borg-Warner is obligated to indemnify
                                         the Company, in whole or in part, in
                                         the event it is held liable as a PRP
                                         at these identified sites.  Final
                                         resolution of the above matters is
                                         not expected to be material to the
                                         Company's financial position.

--------------------------------------------------------------------------------

NOTE 9
DETAILS OF CERTAIN CONSOLIDATED                                                              December 31
BALANCE SHEET CAPTIONS                                                                  ---------------------
                                                                                            1994         1993
                                         ====================================================================
                                         Accounts and notes receivable:
                                           Trade                                        $100,568     $ 82,883
                                           Progress billings                               4,186        2,717
                                           Other                                           9,603        9,819
                                         --------------------------------------------------------------------
                                                                                         114,357       95,419
                                           Less allowance for doubtful accounts           (2,967)      (2,805)
                                         --------------------------------------------------------------------
                                                                                        $111,390     $ 92,614
                                         ====================================================================
                                         Inventories:
                                           Finished parts                               $ 40,558     $ 38,121
                                           Work in process                                22,841       36,723
                                           Raw materials and supplies                     13,312       12,951
                                         --------------------------------------------------------------------
                                                                                          76,711       87,795
                                           Less progress billings                         (5,784)     (10,379)
                                         --------------------------------------------------------------------
                                                                                        $ 70,927     $ 77,416
                                         ====================================================================
                                         Property, plant and equipment:
                                           Land                                         $ 14,307     $ 13,819
                                           Buildings and improvements                     37,444       35,216
                                           Machinery and equipment                        98,574       91,810
                                           Capital lease assets                            3,976        3,874
                                           Construction in progress                        2,645        1,791
                                         --------------------------------------------------------------------
                                                                                         156,946      146,510
                                           Less accumulated depreciation
                                             and amortization                            (62,037)     (54,237)
                                         --------------------------------------------------------------------
                                                                                        $ 94,909     $ 92,273
                                         ====================================================================
                                         Accrued liabilities:
                                           Accrued salaries, wages, taxes
                                             and benefits                               $ 29,011     $ 21,783
                                           Accrued restructuring charge                   10,381        6,524
                                           Warranties and claims                           2,824        3,315
                                           Accrued interest payable                          787          764
                                           Other                                          11,442        6,204
                                         --------------------------------------------------------------------
                                                                                        $ 54,445     $ 38,590
                                         ====================================================================

------------------------------------------------------------------------------
NOTE 10                            As a result of the disposition of the
OPERATIONS INFORMATION BY          Fluid Controls segment (see Note 2) the
GEOGRAPHIC LOCATION                Company currently operates in one
                                   business segment: Pump/Seal. The
                                   Pump/Seal segment consists primarily of
                                   centrifugal pumps, mechanical seals, nuclear valves and related equipment and services. A summary of information about the Company's operations by geographic location for the years ended December 31, 1994, 1993 and 1992, is as follows:



                                                                                          1994         1993         1992
                                   =====================================================================================
                                   Net sales:
                                     United States                                    $232,989     $253,963     $230,986
                                     Western Europe                                    135,432      109,880      111,887
                                     Other foreign                                      80,298       63,349       56,416
                                   -------------------------------------------------------------------------------------
                                                                                      $448,719     $427,192     $399,289
                                   =====================================================================================
                                   Intersegment sales (not included above):
                                     United States                                    $ 16,540     $ 13,208     $ 14,582
                                     Western Europe                                      3,217        1,193          922
                                     Other foreign                                       2,757          543          228
                                   -------------------------------------------------------------------------------------
                                                                                      $ 22,514     $ 14,944     $ 15,732
                                   =====================================================================================
                                   Operating Income:
                                     United States                                    $ 21,318     $ 11,572     $ 36,209
                                     Western Europe                                     14,126       11,391       20,306
                                     Other foreign                                      13,784       10,367       14,774
                                   -------------------------------------------------------------------------------------
                                                                                      $ 49,228     $ 33,330     $ 71,289
                                   =====================================================================================
                                   Identifiable Assets:
                                     United States                                    $195,927     $217,883     $207,802
                                     Western Europe                                    119,944      100,659       79,589
                                     Other foreign                                      52,023       22,746       40,431
                                   -------------------------------------------------------------------------------------
                                                                                      $367,894     $341,288     $327,822
                                   =====================================================================================

                                        Net sales by geographic location
                                   exclude intercompany sales. Included
                                   in U.S. sales are export sales of
                                   $69.9 million, $86.7 million and
                                   $62.4 million for the years ended
                                   December 31, 1994, 1993 and 1992,
                                   respectively.

-------------------------------------------------------------------------------
NOTE 11                                   The following is a summary of the
QUARTERLY RESULTS OF OPERATIONS    quarterly results of operations for the years
(UNAUDITED)                        ended December 31, 1994 and 1993 (dollar
                                   amounts in millions):



                                                                                             Three Months Ended
                                                                            ------------------------------------------------
                                                                            March 31        June 30    Sept. 30      Dec. 31
                                   =========================================================================================
                                   1994
                                     Net sales                                $96.7         $105.5       $118.0       $128.5
                                     Operating income                          10.0           11.4         13.0         14.8
                                     Income from continuing operations          5.3            6.0          7.1          8.4
                                     Discontinued operations, net of tax       (0.1)           0.4         (0.1)        (2.0)
                                     Net income                                 5.2            6.4          7.0          6.4
                                   =========================================================================================
                                   Earnings (loss) per share:
                                     From continuing operations               $ .22        $   .25      $   .29      $   .35
                                     Discontinued operations, net of tax       (.01)           .02            -         (.09)
                                     Net income                                 .21            .27          .29          .26
                                   =========================================================================================
                                   1993
                                     Net sales                                $99.5         $105.0       $110.7       $112.0
                                     Operating income                          12.0           14.8         13.3         (6.8)
                                     Income from continuing operations          6.7            8.2          7.9         (5.0)
                                     Discontinued operations, net of tax        0.2            0.3          0.4        (14.4)
                                       Net income (loss)                        6.9            8.5          8.3        (19.4)
                                     Earnings (loss) per share:
                                       From continuing operations            $  .28         $  .34       $  .32      $  (.20)
                                       Discontinued operations, net of tax        -            .01          .02         (.59)
                                       Net income (loss)                        .28            .35          .34         (.79)
                                   =========================================================================================

REPORT OF INDEPENDENT ACCOUNTANTS                                    BW/IP, INC.





PRICE WATERHOUSE LLP          [LOGO]

To the Board of Directors and
Stockholders of BW/IP, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of BW/IP, Inc. and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The consolidated financial statements of BW/IP, Inc. for the year ended December 31, 1992 were audited by other independent accountants whose report dated February 16, 1993 included an explanatory paragraph that described changes during 1992 in the Company's methods of accounting for income taxes and certain postretirement and other postemployment benefits as described in Notes 4 and 7.



PRICE WATERHOUSE LLP



Los Angeles, California
February 14, 1995

COMMON STOCK PRICES AND DIVIDENDS                                   BW/IP, INC.

                                   The company's common stock is listed
                                   through the NASDAQ National Market
                                   System under the symbol "BWIP."  The
                                   following table displays the high and
                                   low reported sale prices for the
                                   periods indicated and the cash
                                   dividend per share of common stock in
                                   each quarter:

                                                                                   Market Price
                                                                             -----------------------      Dividends
                                   Period                                       High             Low       Declared
                                   ================================================================================
                                   1991
                                   Second Quarter
                                   (from May 24, 1991)                       $15             $13-3/8              -
                                   Third Quarter                              22-3/4          14             $.0375
                                   Fourth Quarter                             23-1/4          15-3/4          .0375

                                   1992
                                   First Quarter                             $28-3/4         $19-3/4          .0375
                                   Second Quarter                             28-3/4          23              .06
                                   Third Quarter                              26-3/4          22-1/4          .06
                                   Fourth Quarter                             30-3/4          23-1/2          .06

                                   1993
                                   First Quarter                             $30-1/4         $23-3/4         $.06
                                   Second Quarter                             26-1/4          23              .08
                                   Third Quarter                              27-1/4          22-1/2          .08
                                   Fourth Quarter                             25-1/4          22-1/2          .08

                                   1994
                                   First Quarter                             $25-3/4         $15-3/4         $.08
                                   Second Quarter                             19              15              .10
                                   Third Quarter                              19-1/2          15-3/4          .10
                                   Fourth Quarter                             19-3/4          16-1/4          .10
                                   ================================================================================

                                        At March 7, 1995, the company's common
                                  stock was held by approximately 5,800
                                  stockholders of record or through
                                  nominee or street name accounts with
                                  brokers.
                                        While the company expects to continue
                                  its policy of paying regular
                                  quarterly cash dividends, future
                                  dividends will be dependent on future
                                  earnings, the financial condition of
                                  the company and capital requirements.