Form 10-K, Exhibit 13
period 1995-12-31
BWIP INC
filed 1996-03-29
CIK 817637

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                               EXHIBIT 13
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the consolidated financial statements of the Company included elsewhere in this document. For additional financial information about the Company's operations by geographic location, see Note 10 to Consolidated Financial Statements.

--------------------------------------------------------------------------------
1995 COMPARED TO 1994



NET SALES -- IN DOLLARS AND BY PRODUCT MIX




-----------------------------------------------------------------
                    1991      1992      1993      1994      1995
-----------------------------------------------------------------
NET SALES
     in millions    392.1     399.3     427.2     448.7     451.2
-----------------------------------------------------------------
ORIGINAL EQUIPMENT
                       37%       34%       43%       42%       38%
-----------------------------------------------------------------
AFTERMARKET
                       63%       66%       57%       58%       62%
-----------------------------------------------------------------





         Net sales of $451.2 million for the year ended December 31, 1995, were essentially the same as 1994 net sales of $448.7 million. Net sales in 1995 were negatively impacted by lower sales of original equipment (OE) pumps caused by a continuation of the very competitive environment in the OE sector offset by sales from newly acquired entities of approximately $7 million and an increase in sales of approximately $5 million due to different currency exchange rates. With respect to the sales mix, aftermarket sales increased $22.2 million in 1995 as compared to 1994, offset by a decline in OE sales of $19.7 million over the same period. By geographic region, net sales were down in 1995 as compared to 1994 in Europe and Mexico, offset by increases in the United States, South America and the Pacific Rim.

         Operating income for the year ended December 31, 1995, was $45.8 million, a decrease of $3.4 million or 6.9% from the comparable period in 1994. Although gross margins improved, these gains were more than offset by higher selling, administrative and operating expenses. Gross profit as a percentage of sales in 1995 increased to 39.2% from 37.7% in 1994 primarily due to a change in mix to the more profitable aftermarket sales and cost reductions, partly as a result of restructuring efforts.

         Selling, administrative and operating expenses as a percentage of sales in 1995 increased to 29.1% from 26.7% in 1994 primarily due to lower-than-anticipated sales, lower royalty income received, costs associated with acquisitions, expansion in the Pacific Rim and certain sales and marketing initiatives outpacing sales growth. Expenses in 1995 also included a $1.3 million charge in the fourth quarter to further realign personnel in Europe and the United States.

         Despite higher debt levels, interest expense decreased by $0.2 million for the year ended December 31, 1995, as compared to the corresponding period in 1994.

         The Company's effective tax rate increased from 36.5% for the year ended December 31, 1994, to 39.0% in 1995. The increase in the effective tax rate resulted primarily from lower foreign tax credits in 1995 as compared to 1994.

         Order input for the year ended December 31, 1995, was $458.6 million compared with $464.5 million for the corresponding period in 1994. The decrease in input is primarily due to lower OE bookings in the United States and Mexico, offset in large measure by higher bookings in Europe and the Pacific Rim. Backlog at December 31, 1995, was $148.2 million compared to $159.4 million at December 31, 1994, principally due to the lower bookings in the United States and Mexico.

         In October 1994, the Company completed the sale of its Fluid Controls segment. The real property, which was retained, was vacated by the Company's tenant at the end of 1995. The property is currently offered for sale and proceeds are expected to approximate the current carrying value of the property.

--------------------------------------------------------------------------------
1994 COMPARED TO 1993


BOOKINGS AND BACKLOG -- IN DOLLARS

-------------------------------------------------------
          1991      1992      1993      1994      1995
-------------------------------------------------------
BOOKINGS
          380.9     451.2     399.6     464.5     458.6
-------------------------------------------------------
BACKLOG
          170.6     199.6     165.1     159.4     148.2
-------------------------------------------------------
in millions



BOOKINGS -- BY PRODUCT MIX

-------------------------------------------------------
          1991      1992      1993      1994      1995
-------------------------------------------------------
-------------------------------------------------------
ORIGINAL
EQUIPMENT
          29%       45%       38%       40%       38%

AFTER-
MARKET
          71%       55%       62%       60%       62%
-------------------------------------------------------




         Net sales of $448.7 million for the year ended December 31, 1994, were $21.5 million, or 5.0% higher than the corresponding period in 1993. The increase in net sales is attributable to the incremental sales related to the Company's acquisition of Pacific Wietz GmbH & Co. KG (Pacific Wietz) and seal market share growth. The increase in net sales reflects an increase in both aftermarket and OE sales of $14.3 million and $7.2 million, respectively. By geographic region, net sales were down in 1994 as compared to 1993 in the United States, offset by increases in Europe and the Pacific Rim.

         Operating income for the year ended December 31, 1994, was $49.2 million, an increase of $15.9 million or 47.7% from the comparable period in 1993, however, operating income for 1993 was impacted by a one-time charge of $22.7 million for a restructuring program. Operating income for 1993 before the restructuring charge was $56.1 million, reflecting a decrease in comparable results between 1994 and 1993 of $6.8 million or 12.2%. Although aftermarket sales increased as a percentage of sales to 58% in 1994 from 57% in 1993, a shift in mix within aftermarket sales, and the continued competitive environment within the OE sector, resulted in a decrease in gross profit margin. In addition, gross profit for 1993 reflected favorable experience with respect to warranty costs and the reduction of certain other reserves no longer determined to be necessary.

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

         Selling, administrative and operating expenses increased as a percentage of sales from 26.2% in 1993 to 26.7% in 1994. The increase was primarily due to the first quarter acquisition of Pacific Wietz.

         Interest expense increased by $0.2 million for the year ended December 31, 1994, as compared to the corresponding period in 1993 because of higher debt levels throughout the year and rising interest rates.

         The Company's effective tax rate increased from 32.2% for the year ended December 31, 1993, to 36.5% for the corresponding period in 1994. The increase in the effective tax rate reflects lower utilization of foreign tax credits in 1994 as compared to 1993.

         On October 31, 1994, the Company completed the sale of its Fluid Controls segment. Certain assets and liabilities of the segment, including real property and certain accrued employee benefits, were retained by the Company. During 1994, the Company recorded an additional loss from the disposition of $1.9 million, net of tax, or $.08 per share ($2.0 million and $.09 per share in the fourth quarter) primarily to reflect a reduction in the net realizable value of the real property and certain personnel termination costs. Revenues for the discontinued Fluid Controls segment were $23.4 million during fiscal year 1994 (through the date of sale) and $37.5 million during fiscal 1993.

         Order input for the year ended December 31, 1994, was $464.5 million compared with $399.6 million for the corresponding period in 1993. The increase in input is primarily due to higher bookings in the United States, Mexico, Argentina and from the acquisition of Pacific Wietz, offset by lower bookings in Europe. Pacific Wietz contributed approximately $27 million in bookings in 1994. Backlog at December 31, 1994, was $159.4 million compared to $165.1 million at December 31, 1993, primarily due to lower bookings in Europe.

--------------------------------------------------------------------------------
RESTRUCTURING PLAN

         The Company continued to implement its restructuring plan initiated in 1993. The restructuring plan was adopted because of continued overcapacity and increased price sensitivity of OE purchasers. The restructuring was designed to substantially reduce the Company's costs and permit the Company to selectively improve its competitive position and profit margins. Based upon these objectives, the plan was designed to create centers of manufacturing excellence by concentrating manufacturing of individual products and components at specialized facilities. In that regard, the Company's plan includes a redistribution of manufacturing operations whereby each factory becomes a specialized facility to design and/or manufacture a specified range of products or component parts. These plans include the opening of a new large-component facility and creation of specialized engineering, assembly and testing facilities. The plan requires personnel realignments, enhancements of manufacturing control systems and other changes that support the overall plan objectives. The plan contemplates a reduction in the Company's work force of approximately 320 employees.

The following table summarizes the Company's restructuring reserve:

                                                   Machinery
                                                   Relocation,       Asset Disposal
                                    Personnel   Installation, and   and Organizational
                                     Costs        Related Costs     Realignment Costs       Total
---------------------------------------------------------------------------------------------------
1993 restructuring charge          $ 10,231        $  5,310            $  7,187            $ 22,728
Cash expenditures                      (636)           --                  --                  (636)
---------------------------------------------------------------------------------------------------
Balance at December 31, 1993          9,595           5,310               7,187              22,092
Cash expenditures                    (1,922)           (591)               (954)             (3,467)
Losses on asset disposals              --              --                  (739)               (739)
---------------------------------------------------------------------------------------------------
Balance at December 31, 1994          7,673           4,719               5,494              17,886
Cash expenditures                    (3,608)         (1,770)             (2,959)             (8,337)
Losses on asset disposals              --              --                (1,545)             (1,545)
---------------------------------------------------------------------------------------------------
Balance at December 31, 1995       $  4,065        $  2,949            $    990            $  8,004
===================================================================================================

         Personnel costs include costs for realigning various employee groups to support the focused factory concept, including termination, relocation and training or retraining of employees. Machinery relocation, installation and related costs include costs for moving production equipment among the various facilities, as well as costs to install such equipment, bring such equipment into full production, and other related costs. Asset disposal and organizational realignment costs include estimated losses related to the disposal of property, plant and equipment, and the costs for realigning certain support functions. Based on information currently available, the Company estimates that the remaining balance of the restructuring reserve is sufficient to allow it to complete its restructuring plan. Future non-cash charges are not expected to be significant.

         Activities to date include cash expenditures related to benefits paid to terminated employees (275 to date), the shutdown of the Company's Fresno, California, plant, employee training or retraining and losses related to the disposal of property, plant and equipment. In addition, during 1995 the Company completed construction of its new large-component facility in Albuquerque, New Mexico. The new facility became operational in January 1996. It is currently estimated that the majority of the remaining cash expenditures will be incurred and noncash charges will be recognized during 1996.

         In addition to the above costs, the Company is also committed to an integrated plan of capital expenditures designed to support the goals of the restructuring. Expenditures were incurred primarily to support the development of the new large-component manufacturing facility, and the addition of new, more efficient state-of-the-art machine tools in this factory, as well as more modern manufacturing machinery and support systems in selected other facilities. These expenditures are expected to continue into 1996, and are incremental to ongoing capital expenditures.

         The benefits of the restructuring and capital expenditures are being realized as the contemplated changes are implemented. The ultimate savings generated by the restructuring will depend upon both current and future market conditions, many of which cannot be precisely quantified. Cost benefits relating to staff reductions are realized almost immediately, while the full benefits from new facilities, machinery and systems are realized over time as people move up the learning curve. Benefits arising from new facilities, machinery and systems started to be recognized during late 1995 and will continue in 1996 and beyond.


--------------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES

         Cash flow from operations, credit available under its credit agreements and customer progress payments are the Company's primary sources of short-term liquidity. During 1995, the Company generated $26.2 million of net funds from operating activities, a decrease of $6.3 million over the comparable period in 1994. During the year ended December 31, 1994, the Company generated $32.5 million of net funds from operating activities, an increase of $5.6 million from the comparable period in 1993.

         Cash flow in 1995 was impacted, and will continue to be impacted in 1996, by the restructuring program previously discussed. Capital expenditures in 1996, including those for restructuring, are expected to be at the $25 - 28 million level, decreasing to the $16 - 18 million level in 1997.

         At December 31, 1995, the Company had outstanding under its domestic and Dutch credit facilities borrowings totaling $49.0 million and letters of credit totaling $14.2 million, and had $46.1 million available for borrowing thereunder. In addition, the Company has other uncommitted, unsecured revolving credit facilities totaling $45.6 million, under which $0.2 million was outstanding as of December 31, 1995. In December 1995, the Company extended the terms of its domestic credit facility to December 2000. As of December 31, 1995, the Company had outstanding $25.1 million of obligations relating to Dutch bank guarantees and domestic performance bonds.

         Interest on the Company's outstanding senior notes is fixed at 7.92%. However, all of the Company's borrowings under its other senior credit facilities are currently at floating interest rates. Interest costs are therefore subject to significant change depending upon the movement of short-term interest rates.

         During the year ended December 31, 1995, the Company spent $26.6 million on capital expenditures primarily to support the restructuring plan, equipment renewal and replacement and service center expansion. Capital expenditures totaled $12.1 million for 1994 and $16.4 million for 1993, primarily for service center expansion and renewal or replacement of existing equipment.

         The Company spent approximately $6.6 million on Company-sponsored research and development during 1995 and approximately $5.3 million in 1994.

         The Company believes that funds provided by operations together with existing or replacement credit facilities will be sufficient for the Company to meet its liquidity needs and support its dividend policy over the next three years, the period covered by the Company's planning cycle.


--------------------------------------------------------------------------------
INFLATION

         Inflation during the past three years has had little impact on the Company's financial performance.

--------------------------------------------------------------------------------
NEW ACCOUNTING PRONOUNCEMENT

         In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 must be adopted by the Company in 1996 and establishes a new optional method of accounting for stock-based compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. However, SFAS No. 123 allows the Company to continue to account for its plans under its existing method. As such, the Company does not expect adoption of SFAS No. 123 to have a significant impact on the Company's consolidated results of operations or financial position. Pro forma disclosures of the differences between the new optional method and the Company's existing method will be included in the 1996 Notes to Consolidated Financial Statements.

FIVE-YEAR SELECTED FINANCIAL DATA


                                                                                         December 31
Amounts in thousands, except per share amounts,             -----------------------------------------------------------------------
ratios and number of employees                                 1995           1994           1993             1992           1991
-----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                                   $ 451,191      $ 448,719       $ 427,192       $ 399,289      $ 392,101
Restructuring charge                                             --             --            22,728            --             --
Operating income                                               45,814         49,228          33,330          71,289         69,714
Interest expense, net                                           6,075          6,280           6,091           9,019         16,342
Income from continuing operations before income
      taxes, extraordinary items and cumulative effects
      of accounting changes                                    38,290         42,262          26,351          61,064         44,438
Income from continuing operations before
      extraordinary items and cumulative effects of
      accounting changes                                       23,349         26,836          17,854          40,807         28,834
Discontinued operations, net of tax                              --           (1,851)        (13,509)          1,683          2,400
Net income                                                     23,349         24,985           4,345          24,024         31,234
Bookings                                                    $ 458,620      $ 464,465       $ 399,562       $ 451,236      $ 380,850
Backlog                                                       148,155        159,429         165,129         199,605        170,577

COMMON STOCK
Shares outstanding - end of year                               24,275         24,275          24,275          24,275         24,275
Average shares outstanding                                     24,275         24,275          24,275          24,275         22,694
Income per share:
      From continuing operations before
            extraordinary items and cumulative effects
            of accounting changes                           $     .96      $    1.11       $     .74       $    1.68      $    1.27
      Discontinued operations                                    --             (.08)           (.56)            .07            .11
      Net income per share                                        .96           1.03             .18             .99           1.38
Dividends declared per share                                      .43            .38             .30           .2175           .075

FINANCIAL DATA
Working capital                                             $ 116,774      $ 108,381       $ 122,881       $ 106,292      $ 109,650
Capital expenditures                                           26,611         12,143          16,368          13,705         14,469
Depreciation and amortization                                  13,754         13,050          11,518          10,603          9,787
Total assets                                                  405,747        367,894         341,288         327,822        331,681
Total debt                                                     83,011         65,074          64,082          67,476        101,518
Stockholders' equity                                          179,474        165,914         146,391         152,793        139,731
Total debt to total capital                                      31.6%          28.2%           30.4%           30.6%          42.1%
Return on average equity(1)                                      13.5%          17.2%           11.9%           27.9%          33.5%
Return on average capital(1)                                      9.5%          12.2%            8.3%           17.7%          13.3%
Number of employees - end of year                               3,002          2,967           3,105           3,155          3,084
===================================================================================================================================

(1)Based on income from continuing operations.

CONSOLIDATED BALANCE SHEETS



                                                                                           December 31
                                                                                           -----------

Dollar amounts in thousands, except per share data                                     1995           1994
-------------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
      Cash and cash equivalents                                                      $   9,162      $   9,152
      Accounts and notes receivable, net                                               110,215        111,390
      Inventories                                                                       85,381         70,927
      Deferred income taxes                                                             12,649         13,522
      Other, including net assets held for disposition (Note 2)                          9,813          8,552
-------------------------------------------------------------------------------------------------------------
            Total current assets                                                       227,220        213,543
Property, plant and equipment, net                                                     106,251         94,909
Goodwill (net of accumulated amortization at December 31, 1995 and 1994
      of $6,556 and $4,952)                                                             53,835         45,380
Other assets                                                                            18,441         14,062
-------------------------------------------------------------------------------------------------------------
            Total assets                                                             $ 405,747      $ 367,894
=============================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
      Current maturities of long-term debt                                           $   8,836      $  12,101
      Accounts payable                                                                  42,955         38,166
      Accrued liabilities                                                               54,292         54,445
      Accrued and deferred income taxes                                                  4,363            450
-------------------------------------------------------------------------------------------------------------
            Total current liabilities                                                  110,446        105,162
Long-term debt                                                                          74,175         52,973
Other long-term liabilities                                                             33,645         41,301
Deferred income taxes                                                                    8,007          2,544
Commitments and contingencies
Stockholders' equity:
      Preferred stock, $.01 par value; 10,000,000 shares authorized and unissued          --             --
      Common stock, $.01 par value; 40,000,000 shares authorized;
            24,450,000 shares issued and outstanding                                       245            245
      Paid-in capital                                                                   85,763         85,763
      Retained earnings                                                                 92,008         79,097
      Cumulative translation adjustment                                                  2,071          1,422
-------------------------------------------------------------------------------------------------------------
                                                                                       180,087        166,527
      Less common stock in treasury; 175,000 shares, at cost                              (613)          (613)
-------------------------------------------------------------------------------------------------------------
            Total stockholders' equity                                                 179,474        165,914
-------------------------------------------------------------------------------------------------------------
            Total liabilities and stockholders' equity                               $ 405,747      $ 367,894
=============================================================================================================
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
AND RETAINED EARNINGS


                                                                           For the year ended December 31
                                                                           ------------------------------

Dollar amounts in thousands, except per share data                   1995             1994               1993
----------------------------------------------------------------------------------------------------------------
Net sales                                                       $    451,191      $    448,719      $    427,192
Cost of sales                                                        274,244           279,630           259,157
----------------------------------------------------------------------------------------------------------------
      Gross profit                                                   176,947           169,089           168,035
Selling, administrative and operating expenses                       131,133           119,861           111,977
Restructuring charge (Note 3)                                           --                --              22,728
----------------------------------------------------------------------------------------------------------------
      Operating income                                                45,814            49,228            33,330
Interest expense, net                                                  6,075             6,280             6,091
Other expenses                                                         1,449               686               888
----------------------------------------------------------------------------------------------------------------
      Income from continuing operations before income taxes           38,290            42,262            26,351
Provision for income taxes                                            14,941            15,426             8,497
----------------------------------------------------------------------------------------------------------------
      Income from continuing operations                               23,349            26,836            17,854
Discontinued operations, net of tax (Note 2)                            --              (1,851)          (13,509)
----------------------------------------------------------------------------------------------------------------
Net income                                                            23,349            24,985             4,345
Retained earnings at beginning of year                                79,097            63,337            66,275
Dividends declared                                                   (10,438)           (9,225)           (7,283)
----------------------------------------------------------------------------------------------------------------
Retained earnings at end of year                                $     92,008      $     79,097      $     63,337
================================================================================================================
Income per share:
      From continuing operations                                $        .96      $       1.11      $        .74
      Discontinued operations                                           --                (.08)             (.56)
----------------------------------------------------------------------------------------------------------------
Net income per share (Note 6)                                   $        .96      $       1.03      $        .18
================================================================================================================
Dividends declared per share (Note 5)                           $        .43      $        .38      $        .30
================================================================================================================
Weighted average number of shares outstanding                     24,275,000        24,275,000        24,275,000
================================================================================================================
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                               For the year ended December 31
                                                                                               ------------------------------
Dollar amounts in thousands                                                                   1995          1994         1993
--------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
      Net income                                                                            $ 23,349      $ 24,985      $  4,345
      Adjustments to reconcile net income to net cash provided by operating activities:
            Depreciation and amortization                                                     13,754        14,207        12,859
            Amortization of goodwill and debt issuance costs                                   1,604         1,534         1,066
            Loss on disposition of segment                                                      --           3,411        18,065
            Deferred taxes                                                                    (2,589)       (3,886)        8,765
            Other changes in assets and liabilities:
                Accounts and notes receivable                                                  2,382        (9,731)      (10,905)
                Inventories                                                                  (14,543)       11,696       (18,357)
                Other current assets                                                            (332)       (5,138)            3
                Accounts payable and accrued liabilities                                       3,332         4,015        16,503
                Other                                                                           (761)       (8,545)       (5,383)
--------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                               26,196        32,548        26,961
--------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
      Capital expenditures                                                                   (26,611)      (12,143)      (16,368)
      Acquisitions and disposition, net                                                       (9,306)      (15,012)         --
      Other                                                                                    1,618         4,311        (3,260)
--------------------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                                  (34,299)      (22,844)      (19,628)
--------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
      Net borrowings (payments) under credit agreements                                       30,000         8,000        (2,000)
      Payment of senior notes                                                                 (8,333)       (8,333)         --
      Dividends paid                                                                         (10,196)       (8,739)       (6,797)
      Other                                                                                   (2,963)         (443)         (646)
--------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities                                      8,508        (9,515)       (9,443)
--------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                         (395)        1,292          (433)
--------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                              10         1,481        (2,543)
Cash and cash equivalents at beginning of year                                                 9,152         7,671        10,214
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                    $  9,162      $  9,152      $  7,671
================================================================================================================================
Supplemental disclosure of cash flow information:
      Cash paid for:
            Interest                                                                        $  8,082      $  7,158      $  7,311
            Income taxes                                                                       8,576        14,660        15,773
      Non-cash financing activities:
            Dividends declared but not paid                                                 $  2,670      $  2,428      $  1,942
================================================================================================================================
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                              Dollar amounts in thousands, except per share data
--------------------------------------------------------------------------------
NOTE 1
SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES


Principles of Consolidation

         BW/IP, Inc. (formerly known as BWIP Holding, Inc.) is the parent company of BW/IP International, Inc. (BW/IP). Unless the context otherwise requires, references herein to "the Company" are to BW/IP, Inc. and BW/IP International, Inc. and its consolidated subsidiaries. The Company and its affiliates manufacture and sell industrial pumps and seals on a global basis.

         The consolidated financial statements include the accounts of the Company and majority-owned subsidiaries. Investments in companies where ownership is 50% or less are accounted for on the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

         The preparation of financial statements requires management to make estimates and assumptions that significantly impact financial statement presentation and a number of the individual balances shown therein.

Cash Equivalents

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

         Depreciation and amortization of property, plant and equipment are provided for using the straight-line method over the estimated useful lives of the assets as follows:

-------------------------------------------------
Buildings and improvements          5 to 35 years
Machinery and equipment             3 to 12 years
Capital lease assets                5 to 25 years
-------------------------------------------------


Income Taxes

         The Company uses the liability method of accounting for income taxes. Deferred tax liabilities and assets are determined based on applying enacted tax rates to differences between the financial statement and tax bases of assets and liabilities. Provision is made for withholding taxes and income taxes, if appropriate, on the unremitted earnings of joint ventures and foreign subsidiaries which are not considered to be permanently reinvested. Tax credits are accounted for under the flow-through method.

Research and Development

         Expenditures for research and development are charged to expense in the year incurred. Such costs were $6.6 million in 1995, $5.3 million in 1994 and $4.2 million in 1993.

Foreign Currency Translation

         The assets and liabilities of the Company's foreign operations are translated at the end-of-period exchange rates; revenues and expenses are translated at the average exchange rates prevailing during the period. The effects of unrealized exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are accumulated in stockholders' equity. The cumulative translation adjustment increased $0.6 million in 1995 and $3.8 million in 1994 and decreased $3.5 million in 1993.

Forward Contracts

         The Company is party to forward contracts in order to hedge certain transactions denominated in foreign currencies. Gains and losses on forward contracts qualifying as hedges are deferred and included in the measurement of the related foreign currency transaction. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it expects all counterparties to meet their obligations given their high credit ratings.

         As of December 31, 1995, the Company had outstanding $14.2 million of foreign currency forward contracts, the majority of which were in Dutch Guilders, and which mature within sixteen months. Deferred gains and losses on hedging transactions were not significant at December 31, 1995.

Contract Revenues and Costs

         Revenues and costs pertaining to contracts are recognized as units are shipped. Unbilled costs are included in inventory. Progress billings are shown as a reduction of inventory unless such billings are in excess of accumulated costs, in which case, such balances are included in accrued liabilities.

Goodwill

         The excess of cost over the fair value of net assets of purchased subsidiaries is amortized on the straight-line basis over not more than 40 years. Permanent diminutions in value, if any, are recognized immediately.

Concentrations of Credit Risk

         The Company places its temporary cash investments with financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. A limited concentration of credit risk exists because much of the Company's business is with entities involved in the power and petroleum industries. Such risk, however, is limited due to the large number of customers comprising the Company's customer base and the dispersion of the Company's customers across many different geographic regions. As of December 31, 1995, the Company does not believe that it had significant concentrations of credit risk.

Reclassifications

         In 1995, the Company changed its method of presenting cash flows from the "direct" method to the "indirect" method as defined under Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows." All prior years have been reclassified to reflect the change in presentation.

         In addition, certain reclassifications have been made to the 1994 and 1993 consolidated financial statements to conform to the 1995 presentation.

--------------------------------------------------------------------------------
NOTE 2
ACQUISITIONS AND DISPOSITION

         During 1995, the Company acquired certain product lines of Wilson-Snyder. In 1994, the Company acquired Pacific Wietz GmbH & Co. KG and Five Star Seal Corporation. These acquisitions are in keeping with the Company's goals for strategic long-term growth. The acquisitions were accounted for by the purchase method of accounting and the results of operations of the acquired companies are included in the Company's consolidated statements of income and retained earnings subsequent to the date of acquisition. The acquisitions did not have a significant impact on the Company's consolidated financial position or results of operations.

         In October 1994, the Company completed the sale of its Fluid Controls segment. Certain assets and liabilities of the segment, including real property and certain accrued employee benefits, were retained by the Company. During 1994, the Company recorded an additional loss from the disposition of $1.9 million, net of tax, or $.08 per share. When the decision to dispose of the segment was made in late 1993, the Company recorded an estimated loss on disposition of $15.2 million, net of tax, or $.63 per share. The estimated loss on disposition in 1993 was partially offset by income from the operations of the discontinued business of $1.7 million, net of tax, or $.07 per share. Losses recorded in 1994 related primarily to a reduction in the net realizable value of real property and certain personnel termination costs. The real property was vacated by the Company's tenant in 1995 and is currently offered for sale. Proceeds are expected to approximate the current carrying value of the property.

         Revenues for the discontinued Fluid Controls segment were $23.4 million during 1994 (through the date of sale) and $37.5 million during 1993.


--------------------------------------------------------------------------------
NOTE 3
RESTRUCTURING CHARGE

         The Company continued to implement its restructuring plan initiated in 1993. The restructuring plan was adopted because of continued overcapacity and increased price sensitivity of original equipment purchasers. The restructuring was designed to substantially reduce the Company's costs and permit the Company to selectively improve its competitive position and profit margins. Based upon these objectives, the plan was designed to create centers of manufacturing excellence by concentrating manufacturing of individual products and components at specialized facilities. In that regard, the Company's plan includes a redistribution of manufacturing operations whereby each factory becomes a specialized facility to design and/or manufacture a specified range of products or component parts. These plans include the opening of a new large-component facility and creation of specialized engineering, assembly and testing facilities. The plan requires personnel realignments, enhancements of manufacturing control systems and other changes that support the overall plan objectives. The plan contemplates a reduction in the Company's work force of approximately 320 employees.

The following table summarizes the Company's restructuring reserve:

                                                               Machinery
                                                               Relocation,         Asset Disposal
                                                Personnel   Installation, and     and Organizational
                                                  Costs       Related Costs       Realignment Costs       Total
------------------------------------------------------------------------------------------------------------------
1993 restructuring charge                      $ 10,231        $  5,310             $  7,187             $ 22,728
Cash expenditures                                  (636)           --                   --                   (636)
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                      9,595           5,310                7,187               22,092
Cash expenditures                                (1,922)           (591)                (954)              (3,467)
Losses on asset disposals                          --              --                   (739)                (739)
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                      7,673           4,719                5,494               17,886
Cash expenditures                                (3,608)         (1,770)              (2,959)              (8,337)
Losses on asset disposals                          --              --                 (1,545)              (1,545)
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                   $  4,065        $  2,949             $    990             $  8,004
==================================================================================================================


         Personnel costs include costs for realigning various employee groups to support the focused factory concept, including termination, relocation and training or retraining of employees. Machinery relocation, installation and related costs include costs for moving production equipment among the various facilities, as well as costs to install such equipment, bring such equipment into full production, and other related costs. Asset disposal and organizational realignment costs include estimated losses related to the disposal of property, plant and equipment, and the costs for realigning certain support functions. Based on information currently available, the Company estimates that the remaining balance of the restructuring reserve is sufficient to allow it to complete its restructuring plan. Future non-cash charges are not expected to be significant.

         Activities to date include cash expenditures related to benefits paid to terminated employees (275 to date), the shutdown of the Company's Fresno, California, plant, employee training or retraining and losses related to the disposal of property, plant and equipment. In addition, during 1995 the Company completed construction of its new large-component facility in Albuquerque, New Mexico. The new facility became operational in January 1996.

--------------------------------------------------------------------------------
NOTE 4
INCOME TAXES

                                                                 For the year ended December 31
                                                                 ------------------------------

                                                          1995                  1994                  1993
-------------------------------------------------------------------------------------------------------------
Income from continuing operations before
    income taxes was taxed within the
    following jurisdictions:
Domestic                                                $ 18,434              $ 19,348               $  5,893
Foreign                                                   19,856                22,914                 20,458
-------------------------------------------------------------------------------------------------------------
                                                        $ 38,290              $ 42,262               $ 26,351
=============================================================================================================
Taxes (benefits) on income from continuing
    operations were provided as follows:
Current
    Federal                                              $ 2,561              $    893               $  6,462
    State                                                  1,432                 1,494                  2,042
    Foreign                                                7,508                 8,044                  8,813
-------------------------------------------------------------------------------------------------------------
                                                          11,501                10,431                 17,317
-------------------------------------------------------------------------------------------------------------
Deferred
    Federal                                                1,051                 1,889                 (6,960)
    State                                                    527                   651                   (614)
    Foreign                                                1,862                 2,455                 (1,246)
-------------------------------------------------------------------------------------------------------------
                                                           3,440                 4,995                 (8,820)
-------------------------------------------------------------------------------------------------------------
                                                        $ 14,941              $ 15,426               $  8,497
=============================================================================================================

                                                                                             December 31
A summary of components of deferred tax assets                                               -----------
and liabilities is as follows:                                                         1995                1994
------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
    Postretirement benefits                                                          $  7,655             $  7,721
    Restructuring charge                                                                3,164                7,249
    Loss on disposition of segment                                                      2,930                3,317
    Inventories                                                                         2,515                1,803
    Pension and other                                                                   3,909                1,185
    Warranty and accrued liabilities                                                    2,623                4,376
------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                              22,796               25,651
------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
    Property, plant and equipment                                                       7,367                8,388
    Goodwill                                                                            5,193                2,800
    Other                                                                               1,847                3,485
------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                         14,407               14,673
------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                               $  8,389             $ 10,978
==================================================================================================================




                                                                                     For the year ended December 31
Reconciliation of the effective income tax rate                                      ------------------------------
with the statutory federal income tax rate is as follows:                            1995        1994          1993
-------------------------------------------------------------------------------------------------------------------
Federal income tax rate                                                              35.0%       35.0%         35.0%
Foreign earnings taxed at different rates,
    including withholding taxes                                                       4.9         5.3           5.3
State income taxes, net of federal income tax benefit                                 3.8         3.9           2.9
Utilization of tax credits                                                           (6.3)       (7.8)        (10.2)
Other                                                                                 1.6         0.1          (0.8)
-------------------------------------------------------------------------------------------------------------------
                                                                                     39.0%       36.5%         32.2%
===================================================================================================================


         No taxes have been provided relating to the possible distribution of certain undistributed earnings considered to be permanently reinvested, primarily in The Netherlands. The amount of such additional taxes that would be payable if such earnings were distributed is estimated to be approximately $16 million.

--------------------------------------------------------------------------------
NOTE 5
DEBT AND LEASE OBLIGATIONS



                                                                                             December 31
                                                                                             -----------
                                                                                    1995                    1994
------------------------------------------------------------------------------------------------------------------
     Credit Agreements; average interest rate 7.1% in 1995 and
         6.0% in 1994                                                             $ 49,242                $ 21,530
     7.92% Senior Notes; payable $8,333 in 1996 through 1999;
         interest payable semi-annually                                             33,333                  41,667
     Capital lease obligations                                                         436                   1,177
     Other                                                                            --                       700
------------------------------------------------------------------------------------------------------------------
                                                                                    83,011                  65,074
     Less current maturities                                                        (8,836)                (12,101)
------------------------------------------------------------------------------------------------------------------
     Total long-term debt                                                         $ 74,175                $ 52,973
==================================================================================================================

Aggregate maturities of long-term debt are as follows:

1996                                                                                                      $  8,836
1997                                                                                                         8,472
1998                                                                                                         8,369
1999                                                                                                         8,334
2000                                                                                                        49,000
------------------------------------------------------------------------------------------------------------------
                                                                                                          $ 83,011
==================================================================================================================


The carrying value of the Company's long-term debt approximates fair value.

Credit Agreements

         In December 1995, the Company renegotiated its domestic credit agreement. The new agreement is an unsecured $100 million, five-year facility extending through December 2000. Borrowings under the agreement are at various floating interest rates. The domestic credit agreement also provides for the issuance of letters of credit, which are deemed to be borrowings for purposes of determining available credit thereunder. In addition, at the discretion of the financial institutions, the Company has a $50 million, uncommitted option to increase the borrowings under the agreement.

         The Dutch credit agreement, available to the Company's Dutch subsidiary, is a 50 million Dutch Guilder ($31.1 million as of December 31, 1995) unsecured revolving credit facility of which 35 million Dutch Guilders ($21.8 million as of December 31, 1995) are restricted to the issuance of letters of credit and bank guarantees for the benefit of the Company's foreign subsidiaries. The Dutch credit agreement may be canceled, and all borrowings thereunder become due, at the option of the lender upon six-months' notice. Borrowings under this agreement are at variable interest rates and are guaranteed by the Company.

         At December 31, 1995, the Company had outstanding under its new domestic and Dutch credit agreements borrowings totaling $49.0 million and letters of credit totaling $14.2 million, and there was $46.1 million available for borrowing thereunder. In addition, the Company has other uncommitted, unsecured revolving credit facilities totaling $45.6 million, under which $0.2 million was outstanding as of December 31, 1995. As of December 31, 1995, the Company had outstanding $25.1 million of obligations relating to Dutch bank guarantees and domestic performance bonds.

         The provisions of the credit agreements require the Company to maintain specified financial covenants that are defined in the agreements. The agreements also contain limitations or restrictions relating to new indebtedness and liens, disposition of assets and payment of dividends or other distributions.

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

         The senior notes require annual payments of $8.3 million through May 15, 1999. The senior notes are also subject to optional prepayment by the Company, in whole or in part, on at least 30 days' notice, upon payment of a "make-whole" premium designed to compensate the holders of prepaid senior notes for any shortfall between the rate of interest borne by the senior notes and the reinvestment rate prevailing as of such prepayment (determined on the basis of securities with a weighted average life to maturity corresponding to the senior notes prepaid). Any such optional prepayment will be applied against the Company's obligation to make mandatory payments on the senior notes in inverse chronological order. Optional prepayments are required to be applied ratably among the senior notes, although the Company has the right to optionally prepay (with a make-whole premium) those holders of senior notes that fail to grant their consent to certain business transactions or covenant modifications or waivers. An amount equal to the make-whole premium is also payable in the event the senior notes are accelerated upon an event of default under the note agreements.

Leases

         The Company is obligated under various capital leases for office and manufacturing space and certain machinery and equipment. The Company also leases office and service center space, machinery, equipment and automobiles under non-cancelable operating leases. Rental expense relating to operating leases was $4.7 million in 1995, $5.2 million in 1994 and $6.8 million in 1993.

         The present value of future minimum capital lease payments and future minimum lease payments under non-cancelable operating leases as of December 31, 1995, are:

                                                                                     Capital             Operating
                                                                                     Leases                Leases
------------------------------------------------------------------------------------------------------------------
1996                                                                                $    280              $  5,326
1997                                                                                     148                 4,892
1998                                                                                      37                 4,002
1999                                                                                     --                  3,469
2000                                                                                     --                  1,617
Later years                                                                              --                  3,067
------------------------------------------------------------------------------------------------------------------
                                                                                         465              $ 22,373
==================================================================================================================
Less amount representing interest at rates varying from 6% to 14%                        (29)
------------------------------------------------------------------------------------------------------------------
Present value of minimum capital lease payments                                          436
Less current portion                                                                    (261)
------------------------------------------------------------------------------------------------------------------
Capital lease obligations -- non-current                                            $    175
==================================================================================================================


Resrtiction of Net Assets of Subsidiary

         The Company's domestic credit agreement and senior notes restrict the payment of dividends by BW/IP to BW/IP, Inc. (and thereby limit BW/IP, Inc.'s ability to pay dividends on its common stock) except in certain specific circumstances or unless certain financial tests are met. As of December 31, 1995, after giving effect to dividends declared to date, approximately $37 million is available for the payment of dividends by BW/IP to BW/IP, Inc. pursuant to its most restrictive covenants.

--------------------------------------------------------------------------------
NOTE 6
STOCKHOLDERS' EQUITY


Option Plans

         In 1992, the stockholders of the Company approved the BW/IP International, Inc. 1992 Long-Term Incentive Plan (the "LTI Plan"). Under the LTI Plan, the Company may grant incentive and non-qualified stock options and performance units to officers and other key employees with respect to a maximum of 1,000,000 shares of Company common stock.

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

         Activity under the LTI Plan for the years ended December 31, 1995, 1994 and 1993, is as follows:

                                                               Number                              Number          Unit
                                                             of Options         Option Price      of Units         Value
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992                                   103,700         $      27.31          9,320       $    100
    Options granted                                            121,000                26.50           --             --
    Units awarded                                                 --                   --           10,600            100
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                                   224,700          26.50-27.31         19,920            100
    Options granted                                            175,300                19.50           --             --
    Units awarded                                                 --                   --           10,120            100
    Options/Units forfeited/expired                            (27,450)         19.50-27.31        (11,120)           100
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                                   372,550          19.50-27.31         18,920            100
    Options granted                                            573,200          15.88-25.00            --             --
    Units awarded                                                 --                   --              --             --
    Options/Units forfeited/expired                               --                   --          (17,360)           100
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                   945,750         $15.88-27.31          1,560       $    100
=========================================================================================================================

         There are no charges to income in connection with the issuance of options and provisions for performance units awarded were not significant in 1995, 1994 or 1993.

         For income per share purposes, the options are considered common stock equivalents; however, they are anti-dilutive and are therefore not included in the calculation of income per share.

         During 1993 , the stockholders approved the Non-Employee Directors' Stock Option Plan, which provides for the granting of up to 125,000 stock options. Options vest 50% on the first anniversary of the date of grant and the remaining 50% on the second anniversary of the date of grant and are exercisable for 10 years. Options granted in 1995, 1994 and 1993 totaled 15,000, 10,000 and 25,000, respectively, and were at fair market value.

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

--------------------------------------------------------------------------------
NOTE 7
BENEFIT

Pension Plans

         The Company has certain non-contributory, defined benefit pension plans covering substantially all domestic employees. The union hourly plans base benefits upon years of service, while the salaried/union-free plan uses both years of service and earnings to determine benefits. The Company also has a Supplemental Executive Retirement Plan.

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

         Net periodic pension expense for the Company's domestic and foreign non-contributory, defined benefit pension plans for the three years ended December 31, 1995, 1994 and 1993, is as follows:

                                                                  1995           1994             1993
--------------------------------------------------------------------------------------------------------

Service cost of current period                                  $  2,654       $  3,515         $  3,415
Interest cost on projected benefit obligation                      8,210          8,071            7,436
Actual (return) loss on assets                                   (20,656)         3,884          (14,580)
Net amortization and deferral                                     11,792        (12,424)           6,804
--------------------------------------------------------------------------------------------------------
Net periodic pension expense                                    $  2,000       $  3,046         $  3,075
========================================================================================================


         The following sets forth the plans' funded status reconciled with amounts reported in the consolidated balance sheets at:

                                                                            December 31
                                                                            -----------

                                                                    1995                      1994
----------------------------------------------------------------------------------------------------
Present value of benefit obligation:
    Vested benefits                                              $  98,688                 $  88,632
    Non-vested benefits                                              4,436                     4,082
----------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                     103,124                    92,714
Value of future pay increases                                       16,998                     9,846
----------------------------------------------------------------------------------------------------
Total projected benefit obligation                                 120,122                   102,560
Plan assets at fair value                                          106,374                    91,062
----------------------------------------------------------------------------------------------------
Excess of projected benefit obligation over plan assets            (13,748)                  (11,498)
Unrecognized prior service cost                                      2,639                     3,135
Unrecognized net loss                                                4,755                     2,306
Unrecognized net obligation                                            222                       328
----------------------------------------------------------------------------------------------------
Accrued pension obligation                                       $  (6,132)                $  (5,729)
====================================================================================================
Discount rate                                                         7.50%                     8.75%
Rate of increase in compensation levels                            4.0-8.0%                  4.0-8.0%
Long-term rate of return on assets                                    10.0%                     10.0%
====================================================================================================

         The Company's Dutch employees are covered by a multi-employer defined benefit plan. Certain of the Company's other foreign employees are insured under irrevocable annuity contracts. Pension expense associated with these arrangements was $1.8 million in 1995, $1.5 million in 1994 and $1.1 million in 1993. The Company also is required to make benefit payments on behalf of certain employees in foreign countries based upon local laws. Amounts paid are based on a percentage of salary earned (defined contribution plans) and are not significant.

Postretirement and Postemployee Benefits

         The Company's postretirement benefit program is made up of two plans, the Life Insurance Plan and the Health Care Plan. Both plans cover domestic employees only. Any permanent full-time employee is eligible upon retirement after age 55 and with 10 years of service with the Company. The Health Care Plan is a contributory plan.

         Net periodic postretirement benefit expense for the three years ended December 31, 1995, 1994, and 1993, is as follows:


                                                   1995        1994          1993
-----------------------------------------------------------------------------------
Service cost of current period                    $   182     $   288       $   515
Interest cost on accumulated
    postretirement benefit obligation               1,024       1,000         1,203
Amortization of prior service benefit                (872)       (927)         (661)
-----------------------------------------------------------------------------------
Net periodic postretirement benefit expense       $   334     $   361       $ 1,057
===================================================================================


         The following sets forth the postretirement program's funded status reconciled with amounts reported in the consolidated balance sheets at:


                                                                                                      December 31
                                                                                                      -----------

                                                                                             1995                       1994
------------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
    Retirees and dependents                                                                $  9,021                   $  8,589
    Fully eligible active plan participants                                                   2,465                      2,347
    Other active plan participants                                                            1,861                      1,773
------------------------------------------------------------------------------------------------------------------------------
Total accumulated postretirement benefit obligation                                          13,347                     12,709
Plan assets at fair value                                                                     --                          --
------------------------------------------------------------------------------------------------------------------------------
Excess of accumulated postretirement benefit obligation over plan assets                    (13,347)                   (12,709)
Unrecognized prior service benefit, arising from July 1, 1993 plan amendment                 (6,230)                    (7,102)
Unrecognized net loss                                                                           895                        957
------------------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit obligation                                                  $(18,682)                  $(18,854)
==============================================================================================================================
Discount rate                                                                                  7.50%                      8.75%
Rate of increase in per capita cost of covered health care benefits                             9.0%                      10.0%
==============================================================================================================================

         An increase in the assumed health care cost trend rate of 1% for each year would increase the accumulated postretirement benefit obligation by less than $0.1 million and the net service and interest cost components of the net periodic postretirement benefit expense for the year by less than $0.1 million.

Capital Accumulation Plan

         The Company has a Capital Accumulation Plan (the "CAP Plan") qualified under section 401(k) of the Internal Revenue Code, which allows for participant contributions and for Company matching contributions. The Company intends to make all matching contributions in shares of its common stock. Employees immediately vest in all Company matching contributions. The Company expensed approximately $0.8 million in 1995, $1.4 million in 1994 and $0.8 million in 1993 under the CAP Plan.

Fluid Controls Segment

         All foregoing financial disclosures related to the Company's benefit plans include employees of the Fluid Controls segment up to the date of sale and beyond, to the extent liability for such benefit plans remains with the Company (see Note 2).

--------------------------------------------------------------------------------
NOTE 8
COMMITMENTS AND CONTINGENCIES


         The Company is involved in various claims and legal actions arising in the ordinary course of business. It is the opinion of management, upon the advice of legal counsel, that the ultimate disposition of these matters will not materially affect the Company's financial position. As the predecessor to the Company's business, Borg-Warner Corporation agreed to indemnify the Company for litigation and potential claims identified at May 20, 1987, to the extent such claims were not provided for at May 20, 1987.

         The Company is subject to pollution and hazardous waste disposal regulations in all jurisdictions in which it has operating facilities and periodically makes capital expenditures to meet environmental requirements. The Company believes that future expenditures will not have a material adverse effect on its financial position. In addition, under the requirements of the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("Superfund"), the Company has been named a potentially responsible party ("PRP") at several Superfund sites being administered by the U.S. Environmental Protection Agency. Borg-Warner Corporation is obligated to indemnify the Company, in whole or in part, in the event it is held liable as a PRP at these identified sites. Final resolution of the above matters is not expected to be material to the Company's financial position.


--------------------------------------------------------------------------------
NOTE 9
DETAILS OF CERTAIN CONSOLIDATED
BALANCE SHEET CAPTIONS


                                                                            December 31
                                                                            -----------
                                                                        1995            1994
------------------------------------------------------------------------------------------------
Accounts and notes receivable:
    Trade                                                             $ 100,336        $ 100,568
    Progress billings                                                     4,063            4,186
    Other                                                                 9,591            9,603
------------------------------------------------------------------------------------------------
                                                                        113,990          114,357
    Less allowance for doubtful accounts                                 (3,775)          (2,967)
------------------------------------------------------------------------------------------------
                                                                      $ 110,215        $ 111,390
================================================================================================
Inventories:
    Finished parts                                                    $  47,985        $  40,558
    Work in process                                                      34,054           22,841
    Raw materials and supplies                                           10,595           13,312
------------------------------------------------------------------------------------------------
                                                                         92,634           76,711
    Less progress billings                                               (7,253)          (5,784)
------------------------------------------------------------------------------------------------
                                                                      $  85,381        $  70,927
================================================================================================
Property, plant and equipment:
    Land                                                              $  15,119        $  14,307
    Buildings and improvements                                           42,605           37,444
    Machinery and equipment                                             112,549           98,574
    Capital lease assets                                                  4,075            3,976
    Construction in progress                                              5,194            2,645
------------------------------------------------------------------------------------------------
                                                                        179,542          156,946
    Less accumulated depreciation and amortization                      (73,291)         (62,037)
------------------------------------------------------------------------------------------------
                                                                      $ 106,251        $  94,909
================================================================================================
Accrued liabilities:
    Accrued salaries, wages, taxes and benefits                       $  28,065        $  29,011
    Accrued restructuring charge                                          8,004           10,381
    Accrued dividends payable                                             2,670            2,428
    Other                                                                15,553           12,625
------------------------------------------------------------------------------------------------
                                                                      $  54,292        $  54,445
================================================================================================

--------------------------------------------------------------------------------
NOTE 10
OPERATIONS INFORMATION
BY GEOGRAPHIC LOCATION


         The Company currently operates in one business segment. A summary of information about the Company's operations by geographic location for the years ended December 31, 1995, 1994 and 1993, is as follows:


                                                       1995                    1994                   1993
------------------------------------------------------------------------------------------------------------
Net sales:
    United States                                     $237,934               $232,989               $253,963
    Western Europe                                     132,188                135,432                109,880
    Other foreign                                       81,069                 80,298                 63,349
------------------------------------------------------------------------------------------------------------
                                                      $451,191               $448,719               $427,192
============================================================================================================
Intersegment sales (not included above):
    United States                                     $ 23,124               $ 16,540               $ 13,208
    Western Europe                                       4,520                  3,217                  1,193
    Other foreign                                        1,466                  2,757                    543
------------------------------------------------------------------------------------------------------------
                                                      $ 29,110               $ 22,514               $ 14,944
============================================================================================================
Operating income:
    United States                                     $ 22,249               $ 21,318               $ 11,572
    Western Europe                                      12,201                 14,126                 11,391
    Other foreign                                       11,364                 13,784                 10,367
------------------------------------------------------------------------------------------------------------
                                                      $ 45,814               $ 49,228               $ 33,330
============================================================================================================
Identifiable assets:
    United States                                     $223,303               $195,927               $217,883
    Western Europe                                     126,226                119,944                100,659
    Other foreign                                       56,218                 52,023                 22,746
------------------------------------------------------------------------------------------------------------
                                                      $405,747               $367,894               $341,288
============================================================================================================


         Net sales by geographic location exclude intercompany sales. Included in domestic sales are export sales of $68.7 million in 1995, $69.9 million in 1994 and $86.7 million in 1993.


--------------------------------------------------------------------------------
NOTE 11
QUARTERLY RESULTS
OF OPERATIONS (UNAUDITED)

         The following is a summary of the quarterly results of operations for the years ended December 31, 1995 and 1994 (dollar amounts in millions, except per share data):

                                                                                Three Months Ended
------------------------------------------------------------------------------------------------------------------------------
                                                          March 31            June 30           Sept. 30               Dec. 31
------------------------------------------------------------------------------------------------------------------------------
1995
    Net sales                                            $    107.0         $     110.3        $     110.1          $    123.8
    Operating income                                           10.8                12.5               12.5                10.0
    Net income                                                  5.5                 6.5                6.3                 5.0

    Net income per share                                 $      .23         $       .27        $       .26          $      .20
==============================================================================================================================
1994
    Net sales                                            $     96.7         $     105.5        $     118.0          $    128.5
    Operating income                                           10.0                11.4               13.0                14.8
    Income from continuing operations                           5.3                 6.0                7.1                 8.4
    Discontinued operations, net of tax                        (0.1)                0.4               (0.1)               (2.0)
    Net income                                                  5.2                 6.4                7.0                 6.4

    Income (loss) per share:
         From continuing operations                      $      .22         $       .25        $       .29          $      .35
         Discontinued operations                               (.01)                .02                --                 (.09)
         Net income per share                                   .21                 .27                .29                 .26
==============================================================================================================================

REPORT OF INDEPENDENT ACCOUNTANTS


PRICE WATERHOUSE LLP  [LOGO]

TO THE BOARD OF DIRECTORS
AND STOCKHOLDERS OF BW/IP, INC.


         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of BW/IP, Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP

Los Angeles, California
February 15, 1996

COMMON STOCK PRICES AND DIVIDENDS

The Company's common stock is quoted through the NASDAQ National Market System under the symbol "BWIP." The table at the left displays the high and low reported sale prices for the periods indicated and the cash dividend per share of common stock in each quarter.

At March 8, 1996, the Company's common stock was held by approximately 4,200 stockholders of record or through nominee or street name accounts with brokers.

While the Company expects to continue its policy of paying regular quarterly cash dividends, future dividends will be dependent on future earnings, the financial condition of the Company and capital requirements.

                                       Market Price                   Dividends
                                       ------------
Period                          High                 Low              Declared
-------------------------------------------------------------------------------
1991:
Second Quarter
(from May 24, 1991)            $15                 $13 3/8             --
Third Quarter                   22 3/4              14               $    .0375
Fourth Quarter                  23 1/4              15 3/4                .0375
-------------------------------------------------------------------------------
1992:
First Quarter                  $28 3/4             $19 3/4           $    .0375
Second Quarter                  28 3/4              23                      .06
Third Quarter                   26 3/4              22 1/4                  .06
Fourth Quarter                  30 3/4              23 1/2                  .06
-------------------------------------------------------------------------------
1993:
First Quarter                  $30 1/4             $23 3/4           $      .06
Second Quarter                  26 1/4              23                      .08
Third Quarter                   27 1/4              22 1/2                  .08
Fourth Quarter                  25 1/4              22 1/2                  .08
-------------------------------------------------------------------------------
1994:
First Quarter                  $25 3/4             $15 3/4           $      .08
Second Quarter                  19                  15                      .10
Third Quarter                   19 1/2              15 3/4                  .10
Fourth Quarter                  19 3/4              16 1/4                  .10
-------------------------------------------------------------------------------
1995:
First Quarter                  $17 1/4             $14               $      .10
Second Quarter                  19                  16                      .11
Third Quarter                   20 1/4              17 1/4                  .11
Fourth Quarter                  18 3/4              14 1/2                  .11
===============================================================================