Form 10-K, Exhibit 13
period 1996-12-31
BWIP INC
filed 1997-03-31
CIK 817637

                                                                    EXHIBIT 13.a

Management's Discussion and Analysis

Results of Operations


The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes.

Net income was $27.8 million in 1996 compared with $23.3 million in 1995 and $25.0 million in 1994. The related net income per share was $1.15 in 1996 compared with $0.96 in 1995 and $1.03 in 1994. Net income for 1994 reflects the loss on discontinued operations of $1.9 million ($0.08 per share) related to the October 1994 sale of the Company's Fluid Controls segment. The real property, which was retained, was vacated by the Company's tenant at the end of 1995. The property is currently offered for sale and proceeds are expected to approximate the current carrying value of the property.

The Company's consolidated financial results for the last three years are summarized below:


(Dollar amounts in millions, except per share data)       1996     1995     1994
---------------------------------------------------------------------------------
Net sales                                                $492.2   $451.2   $448.7
---------------------------------------------------------------------------------
Gross profit                                              184.8    176.9    169.1
---------------------------------------------------------------------------------
Selling, administrative and operating expenses            132.7    131.1    119.9
---------------------------------------------------------------------------------
Operating income                                           52.1     45.8     49.2
---------------------------------------------------------------------------------
 Net income                                                27.8     23.3     25.0
---------------------------------------------------------------------------------
Per share:
 From continuing operations                              $ 1.15   $ 0.96   $ 1.11
 Discontinued operations                                                    (0.08)
---------------------------------------------------------------------------------
 Net income                                                1.15     0.96     1.03
---------------------------------------------------------------------------------
Bookings                                                 $525.0   $458.6   $464.5
Backlog                                                   175.2    148.2    159.4
---------------------------------------------------------------------------------

Bookings, an indicator of future sales, reached an all-time high of $525.0 million in 1996 compared with $458.6 million in 1995 and $464.5 million in 1994. Order input grew in 1996 compared with 1995 and 1994 due to the Company's more competitive selling prices which were supported by the improved cost structure related to the restructure of the Pump Division and due to increased original equipment (OE) project opportunities. OE bookings increased 30.4% in 1996 compared to 1995, while aftermarket bookings increased 5.1% over the same period. OE bookings increased in all geographic regions served and were especially strong in North America. The decrease in order input in 1995 compared with 1994 was primarily due to lower OE bookings in the United States and Mexico, offset in large measure by higher bookings in Europe and the Pacific Rim.

Backlog at December 31, 1996, 1995 and 1994 was $175.2 million, $148.2 million and $159.4 million, respectively. Increased backlog in 1996 was due to the strong bookings, while the decline in 1995 was principally due to the lower bookings in the United States and Mexico.

Net sales increased to $492.2 million, also an all-time high, and compare favorably with sales of $451.2 million in 1995 and $448.7 million in 1994. Net sales in 1996 benefited from both the

Net Sales in Dollars and by Product Mix

------------------------------------------------------------------------------------------
                                  1992         1993         1994        1995         1996
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
NET SALES
    in millions                  399.3         427.2        448.7       451.2       492.2
------------------------------------------------------------------------------------------
ORIGINAL EQUIPMENT                  34%           43%          42%         38%         40%
------------------------------------------------------------------------------------------
AFTERMARKET                         66%           57%          58%         62%         60%
------------------------------------------------------------------------------------------

12.

Company's competitive pricing position and increased demand for its pump products. Increases in 1996 were achieved in both the OE and aftermarket sectors. OE sales increased $25.2 million or 14.8% in 1996 compared to 1995 while aftermarket sales increased $15.8 million or 5.6% over the same period. Sales in 1995 were higher than in 1994 due to increases in the aftermarket sector of $22.2 million which were partially offset by a decline in OE sales of $19.7 million. This decline in OE sales in 1995 was related to a continuation of the very competitive environment in the OE pumps sector offset by sales from newly acquired entities of approximately $7 million and an increase in sales of approximately $5 million due to more favorable currency exchange rates.

Net sales were up in 1996 in all major geographic regions served by the Company. In 1995 as compared to 1994, net sales were down in Europe and Mexico, offset by increases in the United States, South America and the Pacific Rim.

Gross profit as a percentage of sales decreased to 37.6% in 1996 from 39.2% in 1995 and 37.7% in 1994 primarily as a result of the higher percentage of lower-margin pump OE sales in 1996 compared to 1995. The increase in gross profit in 1995 compared with 1994 was generally due to a change in mix to the more profitable aftermarket sales and cost reduction, partly as a result of restructuring efforts.

The decline in gross margin in 1996 was offset by lower selling, administrative and operating expenses which, as a percentage of sales, decreased to 27.0% in 1996 from 29.1% in 1995 and were comparable to the 26.7% in 1994, principally due to sales growth and cost reduction efforts. The increase in selling, administrative and operating expenses in 1995 compared to 1994 was primarily due to lower-than-anticipated sales, lower royalty income received, costs associated with acquisitions, expansion in the Pacific Rim and certain sales and marketing initiatives outpacing sales growth. Expenses in 1995 also included a $1.3 million charge in the fourth quarter to realign personnel in Europe and the United States.

Operating income in 1996 increased to $52.1 million up from $45.8 million in 1995 and $49.2 million in 1994. As a percentage of sales, operating income in 1996 improved to 10.6% versus 10.2% in 1995, although down from the 11.0% in 1994. The increase in the percentage in 1996 was a result of reductions in selling, administrative and operating expenses outpacing the lower gross margin percentage. The decline in operating income margin in 1995 compared with 1994 was due to higher selling, administrative and operating expenses which more than offset the improvement in gross margin.

Higher debt levels increased interest expense by $0.6 million for 1996 compared to 1995. In 1995, higher debt levels were more than offset by lower average rates that reduced interest expense by $0.2 million for 1995 as compared to 1994.

The Company's effective tax rate was 37.0% in 1996 compared with 39.0% and 36.5% in 1995 and 1994, respectively. The decrease in the effective tax rate in 1996 resulted from a combination of factors, including geographical shifts in earnings composition and implementation of various tax savings strategies. The increase in the effective tax rate in 1995 from 1994 resulted primarily from lower foreign tax credits in 1995.

Bookings in Dollars and by Product Mix

---------------------------------------------------------------------------
                              1992        1993     1994     1995     1996
---------------------------------------------------------------------------
---------------------------------------------------------------------------
BOOKINGS                     451.2       399.6    464.5    458.6    525.0
        in millions
---------------------------------------------------------------------------
ORIGINAL EQUIPMENT
                                45%         38%      40%      38%      42%
---------------------------------------------------------------------------
AFTERMARKET
                                55%         62%      60%      62%      58%
---------------------------------------------------------------------------

Backlog in Dollars

---------------------------------------------------------------------------
                              1992       1993     1994     1995     1996
---------------------------------------------------------------------------
---------------------------------------------------------------------------
BACKLOG
        in millions          199.6       165.1    159.4    148.2    175.2
---------------------------------------------------------------------------

13.

Restructuring Plan


During 1996, the Company completed its restructuring plan initiated in 1993. The restructuring plan was adopted because of continued overcapacity and increased price sensitivity of pump OE purchasers. The restructuring was designed to reduce substantially the Company's costs and permit the Company to improve selectively its competitive position. As part of the plan, the Company opened a new pump large-component manufacturing facility and refocused existing pump facilities in the United States on engineering, assembly and testing.

The following table summarizes the Company's restructuring reserve during 1994 and 1995:

                                                          Machinery       Asset Disposal &
                                                         Relocation,      Organizational
                                    Personnel        Installation, and      Realignment
(Dollar amounts in millions)          Costs             Related Costs          Costs        Total
--------------------------------------------------------------------------------------------------
Balance at December 31, 1993          $ 9.6                $ 5.3              $ 7.2         $22.1
Cash expenditures                      (1.9)                 (.6)              (1.0)         (3.5)
Losses on asset disposals                 -                    -                (.7)          (.7)
--------------------------------------------------------------------------------------------------
Balance at December 31, 1994            7.7                  4.7                5.5          17.9
Cash expenditures                      (3.6)                (1.8)              (3.0)         (8.4)
Losses on asset disposals                 -                    -               (1.5)         (1.5)
--------------------------------------------------------------------------------------------------
Balance at December 31, 1995          $ 4.1                $ 2.9              $ 1.0         $ 8.0
==================================================================================================

During 1996, the restructuring plan was completed and the remaining reserve balance was expended in accordance with the plan. Non-cash charges were not significant.
------------------------------------------------------------------------------
Personnel costs in the restructuring plan were primarily related to realigning various employee groups to support the focused factory concept, including termination, relocation and training of employees. Machinery relocation, installation and related costs were principally for moving production equipment among the various facilities, including installation and bringing such equipment into full production. Asset disposal and organizational realignment costs included estimated losses related to the disposal of property, plant and equipment, and the costs for realigning certain support functions. Additional activities resulting from the restructuring plan included cash expenditures related to termination benefits for approximately 300 employees, the shutdown of the Company's Fresno, California, plant and losses related to the disposal of property, plant and equipment.

The benefits of the restructure and associated capital expenditures have been realized as the changes were implemented. The ultimate savings generated by the restructure will depend upon both current and future market conditions which cannot be precisely quantified. Cost benefits relating to staff reductions have been realized almost immediately, while the benefits from new facilities, machinery and systems have been realized only after incurring certain start-up costs and working through inefficiencies of the learning curve. Benefits arising from new facilities, machinery and systems started to be realized during late 1995 and will continue in 1997 and beyond.

Financial Position and Liquidity


(Dollar amounts in millions, except debt to capital ratio)    1996     1995     1994
-------------------------------------------------------------------------------------
Cash flows from operations                                    $40.1    $26.2    $32.5
Capital expenditures                                           18.8     26.6     12.1

Total debt                                                    $89.8    $83.0    $65.1
Debt to capital ratio                                          32.2%    31.6%    28.2%

14.

Cash flows from operations and credit available under its credit agreements are the Company's primary sources of short-term liquidity. Cash flows from operating activities in 1996 increased to $40.1 million over the $26.2 million in 1995 and $32.5 million in 1994. The increase in cash flows in 1996 is generally due to the higher income as well as improvement in working capital, especially inventories, due to concerted efforts by the Company. Nonetheless, changes in operating assets and liabilities are affected by the mix, stage of completion and commercial terms of OE projects.

In 1996, the Company spent $18.8 million on capital expenditures primarily on equipment renewal and replacement and service center expansion. Capital expenditures of $26.6 million in 1995 were higher than in 1996 due to the restructuring plan and service center expansion.

The debt to capital ratio at December 31, 1996, was 32.2%, compared with 31.6% and 28.2% at December 31, 1995 and 1994, respectively. At December 31, 1996, the Company had borrowings outstanding under its credit facilities totaling $34.0 million and letters of credit totaling $14.3 million, and had $73.6 million available for borrowing thereunder.

The Company has other uncommitted, unsecured revolving credit facilities totaling $42.5 million, under which $0.7 million was outstanding as of December 31, 1996. In December 1996, the Company extended the terms of its domestic credit facility to December 2001. It had $23.1 million of obligations relating to performance bonds outstanding. The Company believes that funds provided by operations together with existing credit facilities will be sufficient to meet its current operating, expansion and capital needs.

As of December 31, 1996, the Company had borrowings of $25.0 million outstanding under senior notes issued in May 1992 and an additional $30.0 million of borrowings outstanding under senior notes issued in November 1996 to certain institutional investors. Interest on the Company's outstanding senior notes is between 7.14% and 7.92%. However, all of the Company's borrowings under its other senior credit facilities are currently at floating interest rates. Interest costs are therefore subject to change depending upon the movement of short-term interest rates.

Other

In 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121). The adoption of SFAS No. 121 had no impact on the Company's consolidated results of operations or financial position.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Adoption of the accounting standards prescribed by SFAS No. 123 is optional. The Company has elected to continue accounting for its plan under previous accounting standards and has adopted the "disclosure only" alternative available under SFAS No. 123.

Inflation during the past three years has had little impact on the Company's financial performance.

15.

Five-Year Selected Financial Data


                                                                      December 31
(Amounts in thousands, except per share     ----------------------------------------------------------
 amounts, ratios and number of employees)       1996        1995        1994        1993        1992
------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                     $492,191    $451,191    $448,719    $427,192    $399,289
Restructuring charge                             --          --          --         22,728       --
Operating income                                52,082      45,814      49,228      33,330      71,289
 Interest expense, net                           6,628       6,075       6,280       6,091       9,019
Income from continuing operations
 before income taxes                            44,200      38,290      42,262      26,351      61,064
Income from continuing operations               27,846      23,349      26,836      17,854      40,807
Discontinued operations, net of tax               --          --        (1,851)    (13,509)      1,683
Net income                                      27,846      23,349      24,985       4,345      24,024

Bookings                                      $525,015    $458,620    $464,465    $399,562    $451,236
Backlog                                        175,203     148,155     159,429     165,129     199,605

COMMON STOCK
Shares outstanding - end of year                24,275      24,275      24,275      24,275      24,275
Average shares outstanding                      24,275      24,275      24,275      24,275      24,275
Income per share:
 From continuing operations                   $   1.15    $    .96    $   1.11    $    .74    $   1.68
 Discontinued operations                           --          --         (.08)       (.56)        .07
 Net income per share                             1.15         .96        1.03         .18         .99
Dividends declared per share                       .44         .43         .38         .30       .2175

FINANCIAL DATA
Working capital                               $125,951    $116,774    $108,381    $122,881    $106,292
Capital expenditures                            18,848      26,611      12,143      16,368      13,705
Depreciation and amortization                   14,827      13,754      14,207      11,518      10,603
Total assets                                   404,286     405,747     367,894     341,288     327,822
Total debt                                      89,810      83,011      65,074      64,082      67,476
Stockholders' equity                           188,845     179,474     165,914     146,391     152,793
Total debt to total capital                       32.2%       31.6%       28.2%       30.4%       30.6%
Return on average equity(1)                       15.3%       13.5%       17.2%       11.9%       27.9%
Return on average capital(1)                      12.0%       11.2%       14.0%       17.6%       20.6%
Number of employees - end of year                3,181       3,002       2,967       3,105       3,155
======================================================================================================

(1) Based on income from continuing operations.

16.

Consolidated Balance Sheets

                                                                                     December 31
                                                                                 --------------------
(Dollar amounts in thousands, except per share data)                              1996        1995
-----------------------------------------------------------------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents                                                       $  9,458    $  9,162
 Accounts and notes receivable, net                                               110,564     110,215
 Inventories                                                                       81,353      85,381
 Other, including net assets held for disposition (Note 2)                          9,719       9,813
 Deferred income taxes                                                              5,522      12,649
                                                                                 --------------------
   Total current assets                                                           216,616     227,220
Property, plant and equipment, net                                                111,827     106,251
Goodwill (net of accumulated amortization at December 31, 1996
 and 1995 of $8,305 and $6,556)                                                    55,522      53,835

Other assets                                                                       20,321      18,441
                                                                                 --------------------
   Total assets                                                                  $404,286    $405,747
                                                                                 ====================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Current maturities of long-term debt                                            $  9,087    $  8,836
 Accounts payable                                                                  36,755      42,955
 Accrued liabilities                                                               43,160      54,292
 Accrued and deferred income taxes                                                  1,663       4,363
                                                                                 --------------------
   Total current liabilities                                                       90,665     110,446

Long-term debt                                                                     80,723      74,175
Other long-term liabilities                                                        36,448      33,645
Deferred income taxes                                                               7,605       8,007
Commitments and contingencies
Stockholders' equity:
 Preferred stock, $.01 par value; 10,000,000 shares authorized and unissued           --          --
 Common stock, $.01 par value; 40,000,000 shares authorized;
    24,450,000 shares issued and outstanding                                          245         245
 Paid-in capital                                                                   85,763      85,763
 Retained earnings                                                                109,173      92,008
 Cumulative translation adjustment                                                 (5,723)      2,071
                                                                                 --------------------
                                                                                  189,458     180,087
 Less common stock in treasury; 175,000 shares, at cost                              (613)       (613)
                                                                                 --------------------
   Total stockholders' equity                                                     188,845     179,474
                                                                                 --------------------
   Total liabilities and stockholders' equity                                    $404,286    $405,747
                                                                                 ====================

See accompanying notes to consolidated financial statements.

17.

Consolidated Statements of Income and Retained Earnings


                                                                   For the year ended December 31
                                                            ------------------------------------------
(Dollar amounts in thousands, except per share data)            1996           1995           1994
------------------------------------------------------------------------------------------------------
Net sales                                                   $   492,191    $   451,191    $   448,719
Cost of sales                                                   307,364        274,244        279,630
                                                            ------------------------------------------
 Gross profit                                                   184,827        176,947        169,089
Selling, administrative and operating expenses                  132,745        131,133        119,861
                                                            ------------------------------------------
 Operating income                                                52,082         45,814         49,228
Interest expense, net                                             6,628          6,075          6,280
Other expenses                                                    1,254          1,449            686
                                                            ------------------------------------------
 Income from continuing operations before income taxes           44,200         38,290         42,262
Provision for income taxes                                       16,354         14,941         15,426
                                                            ------------------------------------------
 Income from continuing operations                               27,846         23,349         26,836
Discontinued operations, net of tax (Note 2)                       --              --          (1,851)
                                                            ------------------------------------------
Net income                                                       27,846         23,349         24,985
Retained earnings at beginning of year                           92,008         79,097         63,337
Dividends declared                                              (10,681)       (10,438)        (9,225)
                                                            ------------------------------------------
Retained earnings at end of year                            $   109,173    $    92,008    $    79,097
                                                            ==========================================
Income per share:
 From continuing operations                                 $      1.15    $       .96    $      1.11
 Discontinued operations                                              -              -           (.08)
                                                            ------------------------------------------
Net income per share (Note 6)                               $      1.15    $       .96    $      1.03
                                                            ==========================================
Dividends declared per share (Note 5)                       $       .44    $       .43    $       .38
                                                            ==========================================
Weighted average number of shares outstanding                24,275,000     24,275,000     24,275,000
                                                            ==========================================

See accompanying notes to consolidated financial statements.

18.

Consolidated Statements of Cash Flows

                                                           For the year ended December 31
                                                         ----------------------------------
(Dollar amounts in thousands)                                1996        1995        1994
-------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                               $ 27,846    $ 23,349    $ 24,985
 Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization                            14,827      13,754      14,207
   Amortization of goodwill and debt issuance costs          1,749       1,604       1,534
   Loss on disposition of segment                             --           --        3,411
   Deferred taxes                                            3,560      (2,589)     (3,886)
   Other changes in assets and liabilities:
     Accounts and notes receivable                           2,149       2,382      (9,731)
     Inventories                                             7,234     (14,543)     11,696
     Other current assets                                      103        (332)     (5,138)
     Accounts payable and accrued liabilities              (20,028)      3,332       4,015
     Other                                                   2,656        (761)     (8,545)
                                                         ---------------------------------
 Net cash provided by operating activities                  40,096      26,196      32,548
                                                         ---------------------------------
Cash flows from investing activities:
 Capital expenditures                                      (18,839)    (26,611)    (12,143)
 Acquisitions and dispositions, net                        (13,240)     (9,306)    (15,012)
 Other                                                        (258)      1,618       4,311
                                                         ---------------------------------
 Net cash used in investing activities                     (32,337)    (34,299)    (22,844)

Cash flows from financing activities:
 Net borrowings (payments) under credit agreements         (15,000)     30,000       8,000
 Net borrowing (payments) of senior notes                   21,667      (8,333)     (8,333)
 Dividends paid                                            (10,681)    (10,196)     (8,739)
 Other                                                         134      (2,963)       (443)
                                                         ---------------------------------
 Net cash provided by (used in) financing activities        (3,880)      8,508      (9,515)
                                                         ---------------------------------
Effect of exchange rate changes on cash                     (3,583)       (395)      1,292
                                                         ---------------------------------
Net increase in cash and cash equivalents                      296          10       1,481
Cash and cash equivalents at beginning of year               9,162       9,152       7,671
                                                         ---------------------------------
Cash and cash equivalents at end of year                  $  9,458    $  9,162    $  9,152
                                                         =================================
Supplemental disclosure of cash flow information:
 Cash paid for:
   Interest                                               $  7,429    $  8,082    $  7,158
   Income taxes                                             10,080       8,576      14,660
 Non-cash financing activities:
   Dividends declared but not paid                        $  2,670    $  2,670    $  2,428

See accompanying notes to consolidated financial statements.

19.

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)


Note 1
Summary of Significant Accounting Policies

Principles of Consolidation
BW/IP, Inc. (formerly known as BWIP Holding, Inc.) is the parent company of BW/IP International, Inc. (BW/IP). Unless the context otherwise requires, references herein to "the Company" are to BW/IP, Inc. and BW/IP International, Inc. and its consolidated subsidiaries. The Company and its affiliates manufacture and sell industrial pumps, seals and valves on a global basis.

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

Depreciation and amortization of property, plant and equipment are provided for using the straight-line method over the estimated useful lives of the assets as follows:

----------------------------------------------
Buildings and improvements       5 to 35 years
Machinery and equipment          3 to 12 years
Capital lease assets             5 to 25 years
----------------------------------------------


Income Taxes
Deferred tax liabilities and assets are recognized based on applying enacted tax rates to differences between the financial statement and tax bases of assets and liabilities. Provision is made for withholding taxes and income taxes, if appropriate, on the unremitted earnings of joint ventures and foreign subsidiaries which are not considered to be permanently reinvested.

Research and Development
Expenditures for research and development are charged to expense in the year incurred. Such costs were $6.0 million in 1996, $6.6 million in 1995 and $5.3 million in 1994.

20.

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

As of December 31, 1996, the Company had outstanding $19.0 million of foreign currency forward contracts, the majority of which were in Dutch Guilders, and which mature between two and fifteen months. Deferred gains and losses on hedging transactions were not significant at December 31, 1996.

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

Concentrations of Credit Risk
The Company places its temporary cash investments with financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. A limited concentration of credit risk exists because much of the Company's business is with entities involved in the power and petroleum industries. Such risk, however, is limited due to the large number of customers comprising the Company's customer base, the Company's diverse product line and the dispersion of the Company's customers across many different geographic regions. As of December 31, 1996, the Company does not believe that it had significant concentrations of credit risk.

Reclassifications
Certain reclassifications have been made to the 1995 and 1994 consolidated financial statements to conform to the 1996 presentation.

21.

Note 2
Acquisitions and Dispositions

The Company acquired certain assets and liabilities of Anchor/Darling Valves in 1996 and certain product lines of Wilson-Snyder in 1995. In 1994, the Company acquired Pacific Wietz GmbH & Co. KG and Five Star Seal Corporation. These acquisitions are in keeping with the Company's goals for strategic long-term growth. The acquisitions were accounted for by the purchase method of accounting and the results of operations of the acquired companies are included in the Company's consolidated statements of income and retained earnings subsequent to the date of acquisition. The acquisitions did not have a significant impact on the Company's consolidated financial position or results of operations.

In October 1994, the Company completed the sale of its Fluid Controls segment. Certain assets and liabilities of the segment, including real property and certain accrued employee benefits, were retained by the Company. During 1994, the Company recorded a loss from the disposition of $1.9 million, net of tax, or $.08 per share. Losses recorded in 1994 related primarily to a reduction in the net realizable value of real property and certain personnel termination costs. The real property was vacated by the Company's tenant in 1995 and is currently offered for sale. Proceeds are expected to approximate the current carrying value of the property. Revenues for the discontinued Fluid Controls segment were $23.4 million during 1994.


Note 3
Restructuring Charge

During 1996, the Company completed its restructuring plan initiated in 1993. The restructuring plan was adopted because of continued overcapacity and increased price sensitivity of pump original equipment purchasers. The restructuring was designed to reduce substantially the Company's costs and permit the Company to improve selectively its competitive position. As part of the plan, the Company opened a new pump large-component manufacturing facility and refocused existing pump facilities in the United States on engineering, assembly and testing.

Personnel costs in the restructuring plan were primarily related to realigning various employee groups to support the focused factory concept, including termination, relocation and training of employees. Machinery relocation, installation and related costs were principally for moving production equipment among the various facilities, including installation and bringing such equipment into full production. Asset disposal and organizational realignment costs included estimated losses related to the disposal of property, plant and equipment, and the costs for realigning certain support functions. Additional activities resulting from the restructure plan included cash expenditures related to termination benefits for approximately 300 employees, the shutdown of the Company's Fresno, California, plant and losses related to the disposal of property, plant and equipment.

The following table summarizes the Company's restructuring reserve during 1994 and 1995:


                                                   Machinery        Asset Disposal &
                                                  Relocation,        Organizational
                                  Personnel     Installation, and      Realignment
                                    Costs        Related Costs            Costs         Total
------------------------------------------------------------------------------------------------
Balance at December 31, 1993        $ 9,595         $ 5,310             $ 7,187       $22,092
Cash expenditures                    (1,922)           (591)               (954)       (3,467)
Losses on asset disposals               --              --                 (739)         (739)
------------------------------------------------------------------------------------------------
Balance at December 31, 1994          7,673           4,719               5,494        17,886
Cash expenditures                    (3,608)         (1,770)             (2,959)       (8,337)
Losses on asset disposals                --             --               (1,545)       (1,545)
------------------------------------------------------------------------------------------------
Balance at December 31, 1995        $ 4,065         $ 2,949             $   990       $ 8,004
================================================================================================

During 1996, the restructuring plan was completed and the remaining reserve balance was expended in accordance with the plan. Non-cash charges were not significant.

22.

Note 4
Income Taxes

Taxes (benefits) on income from continuing operations were provided as follows:

              For the year ended December 31
              --------------------------------
                1996        1995       1994
----------------------------------------------
Current
 Federal       $ 1,069     $ 2,561    $   893
 State           1,478       1,432      1,494
 Foreign        10,247       7,508      8,044
----------------------------------------------
                12,794      11,501     10,431
==============================================
Deferred
 Federal         4,558       1,051      1,889
 State             (30)        527        651
 Foreign          (968)      1,862      2,455
----------------------------------------------
                 3,560       3,440      4,995
----------------------------------------------
               $16,354     $14,941    $15,426
 =============================================

A summary of components of deferred tax assets and liabilities is as follows:

                                          December 31
                                       -----------------
                                        1996      1995
--------------------------------------------------------
Deferred tax assets:
 Postretirement benefits               $ 7,417   $ 7,655
 Warranty and accrued liabilities        3,959     2,623
 Pension and other                       3,135     3,909
 Loss on disposition of segment          2,461     2,930
 Inventories                               526     2,515
 Restructuring charge                      188     3,164
--------------------------------------------------------
Total deferred tax assets               17,686    22,796
--------------------------------------------------------
Deferred tax liabilities:
 Property, plant and equipment           6,849     7,367
 Goodwill                                5,894     5,193
 Other                                     --      1,847
--------------------------------------------------------
Total deferred tax liabilities          12,743    14,407
--------------------------------------------------------
Net deferred tax asset                 $ 4,943   $ 8,389
========================================================

23.

Reconciliation of the effective income tax rate with the statutory federal income tax rate is as follows:

                                                 For the year ended December 31
                                                 ------------------------------
                                                  1996        1995        1994
-------------------------------------------------------------------------------
Federal income tax rate                             35.0%       35.0%     35.0
Foreign earnings taxed at different rates,
 including withholding taxes                         4.5         4.9       5.3
State income taxes, net of federal
 income tax benefit                                  2.1         3.8       3.9
Utilization of tax credits                          (3.5)       (6.3)     (7.8)
Other                                               (1.1)        1.6       0.1
-------------------------------------------------------------------------------
                                                    37.0%       39.0%     36.5%
===============================================================================

Income from continuing operations before income taxes was taxed within the following jurisdictions:


                    For the year ended December 31
                    ------------------------------
                      1996       1995       1994
--------------------------------------------------
Domestic             $22,178    $18,434    $19,348
Foreign               22,022     19,856     22,914
--------------------------------------------------
                     $44,200    $38,290    $42,262
==================================================

The Company has not provided taxes relating to the distribution of undistributed earnings considered to be indefinitely reinvested. The amount of additional taxes that would be payable if such earnings were distributed is estimated to be $14 million.

Note 5
Debt and
Lease Obligation

                                                                December 31
                                                                -----------
                                                              1996       1995
------------------------------------------------------------------------------
Credit Agreements; average interest rate 6.5% in 1996
 and 7.1% in 1995                                           $34,678    $49,242
7.92% Senior Notes; interest payable semi-annually           25,000     33,333
7.14% Senior Notes; interest payable semi-annually           30,000       --
Capital lease obligations                                       132        436
------------------------------------------------------------------------------
                                                             89,810     83,011
Less current maturities                                      (9,087)    (8,836)
------------------------------------------------------------------------------
Total long-term debt                                        $80,723    $74,175
==============================================================================
Aggregate maturities of long-term debt are as follows:
1997                                                                   $ 9,087
1998                                                                     8,376
1999                                                                     8,347
2000                                                                      --
2001                                                                      --
Later years                                                             64,000
------------------------------------------------------------------------------
                                                                       $89,810
==============================================================================

The carrying value of the Company's long-term debt approximates fair value.

24.

Credit Agreements
The Company's domestic credit agreement is an unsecured $100.0 million, five-year facility extending through December 2001. The Company also has a Dutch credit agreement, available to the Company's Dutch subsidiary, which is a 50 million Dutch Guilder ($28.7 million as of December 31, 1996) unsecured revolving credit facility of which 35 million Dutch Guilders ($20.1 million as of December 31, 1996) is restricted to the issuance of letters of credit and bank guarantees for the benefit of the Company's foreign subsidiaries.

At December 31, 1996, the Company had outstanding borrowings under its domestic and Dutch credit agreements that totaled $34.0 million and letters of credit totaling $14.3 million, and had $73.6 million available for borrowing thereunder. In addition, the Company has other uncommitted, unsecured revolving credit facilities totaling $42.5 million, under which $0.7 million was outstanding as of December 31, 1996. As of December 31, 1996, the Company had $23.1 million of obligations relating to Dutch bank guarantees and domestic performance bonds outstanding.

The provisions of the credit agreements require the Company to maintain specified financial covenants that are defined in the agreements. The agreements also contain limitations or restrictions relating to new indebtedness and liens, disposition of assets and payment of dividends or other distributions.

Senior Notes
In May 1992, the Company issued $50.0 million principal amount of senior notes to certain institutional investors of which $25.0 million was outstanding at December 31, 1996. The 1992 Senior Notes bear interest at 7.92% per annum, payable semiannually, and require annual payments of $8.3 million through May 15, 1999. The 1992 Senior Notes are also subject to optional prepayment by the Company, upon payment of a "make-whole" premium.

In November 1996, the Company issued $30.0 million principal amount of senior notes to certain institutional investors. The 1996 Senior Notes bear interest at 7.14% per annum, payable semiannually, and require annual principal payments of $6.0 million commencing in 2002.

Leases
The Company leases office and service center space, machinery, equipment and automobiles under non-cancelable operating leases. Rental expense relating to operating leases was $5.6 million in 1996, $4.7 million in 1995 and $5.2 million in 1994.

25.

The future minimum lease payments under non-cancelable operating leases as of December 31, 1996, are:

1997             $ 5,157
1998               5,027
1999               4,553
2000               4,220
2001               2,087
Later years        8,241
                 -------
                 $29,285
                 =======

Restriction of Net Assets of Subsidiary
The Company's domestic credit agreement and senior notes restrict the payment of dividends by BW/IP to BW/IP, Inc. (and thereby limit BW/IP, Inc.'s ability to pay dividends on its common stock) except in certain specific circumstances or unless certain financial tests are met. As of December 31, 1996, after giving effect to dividends declared to date, approximately $48 million is available for the payment of dividends by BW/IP to BW/IP, Inc. pursuant to its most restrictive covenants.

Note 6
Stockholders' Equity

Option Plans
In 1996, the stockholders of the Company approved the BW/IP International, Inc. 1996 Long-Term Incentive Plan (the "LTI Plan"). Under the LTI Plan, the Company may grant incentive and non-qualified stock options to officers and other key employees with respect to a maximum of 1,500,000 shares of Company common stock.

Stock options are granted at fair market value of the Company's common stock at the date of grant, become exercisable for one-third of the options commencing on the first anniversary of the grant thereof, with an additional one-third becoming exercisable on each of the two succeeding anniversaries, and expire in 10 years.

Stock options granted in 1995 and 1994 were pursuant to the long-term incentive plan approved by stockholders in 1992.

Activity under the LTI Plan for the years ended December 31, 1996, 1995 and 1994, is as follows:

                                              Number of
                                               Options      Option Price
-------------------------------------------------------------------------
Balance at December 31, 1993                    224,700    $26.50 - 27.31
 Options granted                                175,300             19.50
 Options/Units forfeited/expired                (27,450)    19.50 - 27.31
-------------------------------------------------------------------------
Balance at December 31, 1994                    372,550     19.50 - 27.31
 Options granted                                573,200     15.88 - 25.00
 Options/Units forfeited/expired                     --                --
-------------------------------------------------------------------------
Balance at December 31, 1995                    945,750     15.88 - 27.31
 Options granted                                335,800     16.00 - 21.00
 Options/Units forfeited/expired                (36,350)    15.88 - 27.31
-------------------------------------------------------------------------
Balance at December 31, 1996                  1,245,200    $15.88 - 27.31
=========================================================================

26.

There are no charges to income in connection with the issuance of options.

For income per share purposes, the options are considered common stock equivalents; however, they are anti-dilutive and are therefore not included in the calculation of earnings per share.

During 1993, the stockholders approved the Non-Employee Directors' Stock Option Plan, which provides for the granting of up to 125,000 stock options. Options vest after one year of service on the Board of Directors and are exercisable for 10 years. Options granted in 1996, 1995 and 1994 totaled 21,600, 15,000 and 10,000, respectively, and were at fair market value.

Had compensation cost for the Company's option plans been determined based on the fair value at the grant dates, as prescribed by SFAS No. 123, net income and net income per share would have been as follows:

                              For the year ended December 31
                              ------------------------------
                                    1996            1995
------------------------------------------------------------
Net Income
 As reported                     $27,846         $23,349
 Pro forma                        26,993          22,784
Net Income Per Share
 As reported                     $  1.15         $   .96
 Pro forma                          1.11             .94

The fair value of each option grant is estimated on the date of grant using the Black-Scholes method with the following assumptions used for grants during the applicable period: dividend yield of 2.6% for both periods; risk-free interest rate of 5.5% in 1996 and 6.9% in 1995; and a weighted average expected option term of 4 years for both periods.

Because the determination of the fair value of all options granted includes an expected volatility factor in addition to the factors described in the preceding paragraph and, because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects of reported net income for future years.

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

27.

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

Note 7
Benefit Plans

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

28.

Net periodic pension expense for the Company's domestic and foreign non-contributory defined benefit pension plans is as follows:

                                                    For the year ended December 31
                                                   ---------------------------------
                                                     1996        1995        1994
------------------------------------------------------------------------------------
Service cost of current period                     $  3,754    $  2,654    $  3,515
Interest cost on projected benefit obligation         8,934       8,210       8,071
Actual (return) loss on assets                      (11,973)    (20,656)      3,884
Net amortization and deferral                         2,293      11,792     (12,424)
-----------------------------------------------------------------------------------
Net periodic pension expense                       $  3,008    $  2,000    $  3,046
===================================================================================

The following sets forth the plans' funded status reconciled with amounts reported in the consolidated balance sheets at:

                                                                  December 31
                                                             --------------------
                                                               1996        1995
---------------------------------------------------------------------------------
Present value of benefit obligation:
 Vested benefits                                             $101,880    $ 98,688
 Non-vested benefits                                            4,037       4,436
---------------------------------------------------------------------------------
Accumulated benefit obligation                                105,917     103,124
Value of future pay increases                                  16,939      16,998
---------------------------------------------------------------------------------
Total projected benefit obligation                            122,856     120,122
Plan assets at fair value                                     114,903     106,374
---------------------------------------------------------------------------------
Excess of projected benefit obligation over plan assets        (7,953)    (13,748)
Unrecognized prior service cost                                 2,339       2,639
Unrecognized net loss                                            (261)      4,755
Unrecognized net obligation                                       168         222
---------------------------------------------------------------------------------
Accrued pension obligation                                   $ (5,707)   $ (6,132)
=================================================================================
Discount rate                                                     8.0%        7.5%
Rate of increase in compensation levels                       4.0-8.0%    4.0-8.0%
Long-term rate of return on assets                               10.0%       10.0%

The Company's Dutch employees are covered by a multi-employer defined benefit plan. Certain of the Company's other foreign employees are insured under irrevocable annuity contracts. Pension expense associated with these arrangements was $1.6 million in 1996, $1.8 million in 1995 and $1.5 million in 1994. The Company also is required to make benefit payments on behalf of certain employees in foreign countries based upon local laws. Amounts paid are based on a percentage of salary earned (defined contribution plans) and are not significant.

Postretirement and Postemployment Benefits
The Company's postretirement benefit program is made up of two plans, the Life Insurance Plan and the Health Care Plan. Both plans cover domestic employees only. Any permanent full-time employee is eligible upon retirement after age 55 and with 10 years of service with the Company. The Health Care Plan is a contributory plan.

29.

Net periodic postretirement benefit expense is as follows:

                                                  For the year ended December 31
                                                 -------------------------------
                                                   1996        1995        1994
--------------------------------------------------------------------------------
Service cost of current period                      $ 241      $  182      $  288
Interest cost on accumulated postretirement
 benefit obligation                                   889       1,024       1,000
Amortization of prior service benefit                (872)       (872)       (927)
---------------------------------------------------------------------------------
Net periodic postretirement benefit expense         $ 258      $  334      $  361
=================================================================================

The following sets forth the postretirement program's funded status reconciled with amounts reported in the consolidated balance sheets at:

                                                              December 31
                                                         --------------------
                                                           1996        1995
-----------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
 Retirees and dependents                                 $  7,494    $  9,021
 Fully eligible active plan participants                    2,188       2,465
 Other active plan participants                             2,256       1,861
-----------------------------------------------------------------------------
Total accumulated postretirement benefit obligation        11,938      13,347
Plan assets at fair value                                    --          --
-----------------------------------------------------------------------------
Excess of accumulated postretirement benefit
 obligation over plan assets                              (11,938)    (13,347)
Unrecognized prior service benefit, arising from
 July 1, 1993, plan amendment                              (5,358)     (6,230)
Unrecognized net (gain) loss                                 (844)        895
-----------------------------------------------------------------------------
Accrued postretirement benefit obligation                $(18,140)   $(18,682)
=============================================================================
Discount rate                                                 8.0%        7.5%
Rate of increase in per capita cost of covered
 health care benefits                                         9.0%        9.0%

An increase in the assumed health care cost trend rate of 1% for each year would increase the accumulated postretirement benefit obligation by less than $0.1 million and the net service and interest cost components of the net periodic postretirement benefit expense for the year by less than $0.1 million.

Capital Accumulation Plan
The Company has a Capital Accumulation Plan (the "CAP Plan") qualified under section 401(k) of the Internal Revenue Code, which allows for participant contributions and for Company matching contributions. The Company intends to make all matching contributions in shares of its common stock. Employees immediately vest in all Company matching contributions. The Company expensed $1.1 million in 1996, $0.8 million in 1995 and $1.4 million in 1994 under the CAP Plan.

30.

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

Note 9
Details of Certain
Consolidated Balance Sheet Captions

                                                          December 31
                                                          -----------
                                                       1996        1995
-------------------------------------------------------------------------
Accounts and notes receivable:
 Trade                                               $100,750    $100,336
 Progress billings                                      3,993       4,063
 Other                                                  9,100       9,591
-------------------------------------------------------------------------
                                                      113,843     113,990
 Less allowance for doubtful accounts                  (3,279)     (3,775)
-------------------------------------------------------------------------
                                                     $110,564    $110,215
=========================================================================
Inventories:
 Finished parts                                      $ 52,623    $ 47,985
 Work in process                                       26,465      34,054
 Raw materials and supplies                             9,472      10,595
-------------------------------------------------------------------------
                                                       88,560      92,634
 Less progress billings                                (7,207)     (7,253)
-------------------------------------------------------------------------
                                                     $ 81,353    $ 85,381
=========================================================================
Property, plant and equipment:
 Land                                                $ 15,455    $ 15,119
 Buildings and improvements                            46,171      42,605
 Machinery and equipment                              123,294     112,549
 Capital lease assets                                   4,748       4,075
 Construction in progress                               7,701       5,194
-------------------------------------------------------------------------
                                                      197,369     179,542
 Less accumulated depreciation and amortization       (85,542)    (73,291)
-------------------------------------------------------------------------
                                                     $111,827    $106,251
=========================================================================
Accrued liabilities:
 Accrued salaries, wages, taxes and benefits         $ 27,852    $ 28,065
 Accrued restructuring charge                               -       8,004
 Accrued dividends payable                              2,670       2,670
 Other                                                 12,638      15,553
-------------------------------------------------------------------------
                                                     $ 43,160    $ 54,292
=========================================================================

31.

Note 10

Operations Information by Geographic
Location

The Company currently operates in one business segment. A summary of information about the Company's operations by geographic location for the years ended December 31, 1996, 1995 and 1994, is as follows:

                                                1996       1995       1994
-----------------------------------------------------------------------------
Net sales:
 United States                                $253,272   $237,934   $232,989
 Western Europe                                138,871    132,188    135,432
 Other foreign                                 100,048     81,069     80,298
-----------------------------------------------------------------------------
                                              $492,191   $451,191   $448,719
=============================================================================
Intersegment sales (not included above):
 United States                                $ 27,693   $ 23,124   $ 16,540
 Western Europe                                  4,991      4,520      3,217
 Other foreign                                   2,455      1,466      2,757
-----------------------------------------------------------------------------
                                              $ 35,139   $ 29,110   $ 22,514
=============================================================================
Operating income:
 United States                                $ 28,156   $ 22,249   $ 21,318
 Western Europe                                 10,676     12,201     14,126
 Other foreign                                  13,250     11,364     13,784
-----------------------------------------------------------------------------
                                              $ 52,082   $ 45,814   $ 49,228
=============================================================================
Identifiable assets:
 United States                                $187,984   $223,303   $195,927
 Western Europe                                158,735    126,226    119,944
 Other foreign                                  57,567     56,218     52,023
-----------------------------------------------------------------------------
                                              $404,286   $405,747   $367,894
=============================================================================

Net sales by geographic location exclude intercompany sales. Included in domestic sales are export sales of $91.0 million in 1996, $68.7 million in 1995 and $69.9 million in 1994.

32.

Note 11

Quarterly Results
of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 1996 and 1995 (dollar amounts in millions except per share data):

                                     Three Months Ended
-------------------------------------------------------------------
                           March 31   June 30   Sept. 30   Dec. 31
-------------------------------------------------------------------
1996
 Net sales                   $121.9    $119.8     $120.9    $129.6
 Operating income              11.9      13.4       12.0      14.7
 Net income                     6.1       7.0        6.7       8.0
 Net income per share        $  .25    $  .29     $  .27    $  .34
====================================================================
                                      Three Months Ended
--------------------------------------------------------------------
                           March 31   June 30   Sept. 30   Dec. 31
--------------------------------------------------------------------
1995
 Net sales                   $107.0    $110.3     $110.1    $123.8
 Operating income              10.8      12.5       12.5      10.0
 Net income                     5.5       6.5        6.3       5.0
 Net income per share        $  .23    $  .27     $  .26    $  .20
====================================================================


Safe Harbor Statement

This Annual Report contains various forward-looking statements and includes assumptions concerning BW/IP's operations, future results and prospects. These forward-looking state-ments are based on current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, BW/IP provides the following cautionary statement identifying important economic, political and technology factors which, among others, could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include the following: (1) changes in the current and future business environment, particularly capital spending in the petroleum refining, petrochemical, and pipeline industries or electric utility industry; (2) competitive factors and competitors' responses to BW/IP's initiatives; (3) successful development and market introduction of anticipated new products and establishment of additional facilities in new geographic markets; (4) changes in government laws and regulations, particularly with respect to trade embargoes or other trade restraints on trade with important foreign country markets; (5) continuation of the favorable environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.

33.

Report of Independent Accountants

                        [LOGO OF PRICE WATERHOUSE LLP]

To the Board of Directors and Stockholders of BW/IP, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of BW/IP, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP

Los Angeles, California
January 28, 1997


Report of Management

The Company's management is responsible for preparation of the accompanying consolidated financial statements. These statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's best estimates and business judgment. Management maintains a system of internal controls, which in management's opinion provides reasonable assurance that assets are safeguarded and transactions properly recorded and executed in accordance with management's authorization. The internal control system is supported by internal audits and is tested and evaluated by the independent accountants in connection with their annual audit. The Board of Directors pursues its responsibility for financial information through an Audit and Finance Committee comprised entirely of independent Directors. This committee regularly meets not only with management, but also separately with representatives of the independent accountants and internal audit.



/s/ BERNARD G. RETHORE                       /s/ EUGENE P. CROSS
Bernard G. Rethore                           Eugene P. Cross
Chairman of the Board, President             Executive Vice President and
and Chief Executive Officer                  Chief Financial Officer


34.

Common Stock Prices and Dividends

The Company's common stock is listed through the New York Stock Exchange under the symbol "BWF". The following table displays the high and low reported sale prices for the periods indicated and the cash dividend per share of common stock in each quarter.


                          Market Price               Dividends
                          ------------
Period                High            Low            Declared
-------------------------------------------------------------
1992:
First Quarter       $28 3/4         $19 3/4          $.0375
Second Quarter       28 3/4          23                 .06
Third Quarter        26 3/4          22 1/4             .06
Fourth Quarter       30 3/4          23 1/2             .06

1993:
First Quarter       $30 1/4         $23 3/4          $  .06
Second Quarter       26 1/4          23                 .08
Third Quarter        27 1/4          22 1/2             .08
Fourth Quarter       25 1/4          22 1/2             .08

1994:
First Quarter       $25 3/4         $15 3/4          $  .08
Second Quarter       19              15                 .10
Third Quarter        19 1/2          15 3/4             .10
Fourth Quarter       19 3/4          16 1/4             .10

1995:
First Quarter       $17 1/4        $ 14              $  .10
Second Quarter       19              16                 .11
Third Quarter        20 1/4          17 1/4             .11
Fourth Quarter       18 3/4          14 1/2             .11

1996:
First Quarter       $18 1/4        $ 13 1/2          $  .11
Second Quarter       21 1/2          17 7/8             .11
Third Quarter        20              15 1/8             .11
Fourth Quarter       16 5/8          12 3/4             .11

At March 7, 1997, the Company's common stock was held by approximately 4,100 stockholders of record or through nominee or street name accounts with brokers.

While the company expects to continue its policy of paying regular quarterly cash dividends, future dividends will be dependent on future earnings, the financial condition of the Company and capital requirements.

35.